Exhibit 99.1

COLOR STAR TECHNOLOGY CO., LTD.

80 Broad Street, 5th Floor

New York, NY 10005

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on September 29, 2024
(or any adjournment or postponement thereof)

August 29, 2024

To the Shareholders of
Color Star Technology Co., Ltd.

Notice is hereby given that the Annual General Meeting of the Shareholders of Color Star Technology Co., Ltd., a Cayman Islands exempted company (the “Company”) will be held on September 29, 2024 at 10:00 p.m. Eastern Standard Time (i.e., September 30, 2024 at 10:00 a.m., Beijing time and 9:00 pm Cayman Islands time) at Room 1801, North Part, Building 122, Nanhudongyuan (Room 1801, Building B, Botaiguoji), Chaoyang District, Beijing, PRC, 100102, and at any adjourned or postponement thereof.

The Annual General Meeting is called for the following purposes:

1

To approve as a special resolution, to authorize the Company’s board of directors (the “Board”) to effect a reverse share split (the “Reverse Share Split” and share consolidation (the “Share Consolidation”) (the Reverse Share Split and Share Consolidation, the “Reverse Share Split and Share Consolidation”), of the Company’s authorized and issued share capital, at a ratio of up to one-for-one hundred, but in any case at a ratio of not less than one-for-five (the “Approved Consolidation Ratio”), at a date to be determined by the Board, with the exact ratios to be set at a whole number within this range, as determined by the Board in its sole discretion, such that the number of authorized and issued Class A Ordinary Shares and Class B Ordinary Shares is decreased by the Approved Consolidation Ratio, with the par value per Class A Ordinary Share and Class B Ordinary Share increased by the Approved Consolidation Ratio. Such Reverse Share Split and Share Consolidation to be effected, at the specific Approved Consolidation Ratio (subject to the above maximum), as to be determined by the Board, and in order to effect the Reverse Share Split and Share Consolidation and subject to adjustment pending the Board’s determination of the precise Approved Consolidation Ratio of the Reverse Share Split and Share Consolidation, the authorised share capital of the Company shall be altered from US$32,000,000 divided into (i) 700,000,000 Class A Ordinary Shares of a par value of US$0.04 each, and (ii) 100,000,000 Class B Ordinary Shares of a par value of US$0.04 each, to US$32,000,000 divided into (i) as low as 7,000,000 Class A Ordinary Shares of a par value of US$4 each and 1,000,000 Class B Ordinary Shares of a par value of US$4 each (the “Reverse Share Split and Share Consolidation Proposal”); authorization of the Reverse Share Split and Share Consolidation Proposal to be approved as a special resolution;

2

Subject to approval by the shareholders of Proposal 1 (the Reverse Share Split and Share Consolidation), to approve as a special resolution that the Sixth Amended and Restated Memorandum and Articles of Association of the Company (the “Amended M&A”) in substitution for the existing Fifth Amended and Restated Memorandum and Articles of Association of the Company (the “Articles Amendment Proposal”) to effect the alteration to the share capital as a result of the Reverse Share Split and Share Consolidation; adoption of the Articles Amendment Proposal to be approved as a special resolution;

3

To consider and vote upon a proposal to approve and adopt the Company’s 2024 Equity Incentive Plan and all transactions contemplated thereunder, including the reservation and issuance of shares (the “2024 Equity Incentive Plan Proposal”); adoption of the 2024 Equity Incentive Plan Proposal to be approved as a special resolution;

4

To consider and vote upon a proposal to elect and/or re-elect, as applicable, Wei Zhang, Louis Luo, Ahmad Khalfan Ahmad Saeed Almansoori, Hung-Jen Kuo, Honglei Jiang, Ahmed Essa Mohammad Saleh and Muhammad Irfan (collectively, the “Director Nominees”) to serve on the Board until their death, resignation, or removal (the “Election of Directors Proposal”); authorization of the Election of Directors Proposal to be approved as an ordinary resolution;

5

To ratify, confirm and approve the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2024 (the “Ratification of Appointment of Auditors Proposal”); ratification of the Appointment of Auditors Proposal to be approved as an ordinary resolution;

6

To consider, vote upon and approve the registered office of the Company to make all required filings with the Registrar of Companies of the Cayman Islands in relation to the above resolutions and the Company’s Transfer Agent to make all relevant updates to the Company’s Class A Ordinary Shares register of members and Class B Ordinary Shares register of members (the “Filing Proposal”); authorization of the Filing Proposal to be approved as an ordinary resolution; and

7

To consider and take action upon such other matters as may properly come before the Annual General Meeting or any adjournment or postponement thereof (the “Adjournment Proposal”); authorization of the Adjournment Proposal to be approved as an ordinary resolution.

A proxy statement providing information, and a form of proxy to vote, with respect to the foregoing matters accompany this notice. The Board of Directors of the Company fixed the close of business on August 28, 2024 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Annual General Meeting or any adjourned or postponement thereof. The register of members of the Company will not be closed. A list of the shareholders entitled to vote at the Annual General Meeting may be examined at the Company’s offices during the 10-day period preceding the Annual General Meeting.

Holders of record of the Company’s Class A ordinary shares and Class B ordinary shares as of the Record Date are cordially invited to attend the Annual General Meeting in person. Your vote is important. Whether or not you expect to attend the Annual General Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form by email to wei.zhang@china-acm.com or by mail to 80 Broad Street, 5th Floor, New York NY 10005 as promptly as possible. We must receive the proxy form no later than noon on the day prior to the Annual General Meeting to ensure your representation at such meeting. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote in person at the Annual General Meeting. You may obtain directions to the meeting by calling our offices at (929) 317-2699. Shareholders may obtain a copy of these materials, free of charge, by contacting the Corporate Secretary at 80 Broad Street, 5th Floor, New York NY 10005.

By Order of the Board of Directors,
Wei Zhang
Chairwoman of the Board

IMPORTANT

Whether or not you expect to attend the Annual General Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form to ensure your representation at such meeting.

COLOR STAR TECHNOLOGY CO., LTD.

i

COLOR STAR TECHNOLOGY CO., LTD.

80 Broad Street, 5th Floor,

New York NY 10005

PROXY STATEMENT

for

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on September 29, 2024
(or any adjournment or postponement thereof)

PROXY SOLICITATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board” or the “Board of Directors”) of Color Star Technology Co., Ltd. (the “Company,” “we,” “us,” or “our”) for the Annual General Meeting of Shareholders to be held at Room 1801, North Part, Building 122, Nanhudongyuan (Room 1801, Building B, Botaiguoji), Chaoyang District, Beijing, PRC, 100102, on September 29, 2024 at 10:00 p.m. E.T. (i.e., September 30, 2024 at 10:00 a.m., Beijing time) and for any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting of Shareholders. Any shareholder giving such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the Secretary of the Company, at the above stated address. Proxies may be solicited through the mails or direct communication with certain shareholders or their representatives by Company officers, directors, or employees, who will receive no additional compensation therefor. You may obtain directions to the meeting by calling our offices at (929) 317-2699.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy on which no direction is specified will be voted in favor of the actions described in this Proxy Statement.

The Company will bear the entire cost of preparing, assembling, printing and mailing this Proxy Statement, the accompanying proxy form, and any additional material that may be furnished to shareholders. The date on which the notice and access card notifying the shareholders the accessibility and availability of this Proxy Statement and the accompanying Form of Proxy will first be mailed or given to the Company’s shareholders is on or about August 29, 2024.

Your vote is important. Whether or not you expect to attend the Annual General Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible to ensure your representation at such meeting. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote in person at the Annual General Meeting. If you hold your shares in street name and wish to vote your shares at the Annual General Meeting, you should contact your broker, bank, custodian or other nominee holder about getting a proxy appointing you to vote your shares.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL MEETING

The following is information regarding the proxy material, Annual General Meeting and voting is presented in a question and answer format.

Q.	What is the purpose of this document?

A.

This document serves as the Company’s proxy statement, which is being provided to Company shareholders of record at the close of business on August 28, 2024 (the “Record Date”) because the Company’s Board of Directors is soliciting their proxies to vote at the Annual General Meeting of Shareholders (“Annual General Meeting”) on the items of business outlined in the Notice of Annual General Meeting of Shareholders (the “Meeting Notice”).

Q.	Why am I receiving these materials?

A.

We have sent you this proxy statement and the enclosed proxy card because the Board of Directors of the Company is soliciting your proxy to vote at the Annual General Meeting, including at any adjournments or postponements of the meeting. You are invited to attend the Annual General Meeting to vote on the proposal described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

When you sign the enclosed proxy card, you appoint the proxy holder as your representative at the meeting. The proxy holder will vote your shares as you have instructed in the proxy card, thereby ensuring that your shares will be voted whether or not you attend the meeting. Even if you plan to attend the meeting, you should complete, sign and return your proxy card in advance of the meeting just in case your plans change.

If you have signed and returned the proxy card and an issue comes up for a vote at the meeting that is not identified on the card, the proxy holder will vote your shares, pursuant to your proxy, in accordance with his or her judgment. The Company intends to mail notice and access card notifying you the accessibility and availability of this proxy statement and accompanying proxy card on or about August 28, 2024 to all shareholders entitled to vote at the Annual General Meeting.

Q.	Who may vote and how many votes may I cast?

A.

Only shareholders on the Record Date, August 28, 2024 will be entitled to vote at the Annual General Meeting. On the Record Date, there were 53,484,024 Class A ordinary shares and 1,200,000 Class B ordinary shares outstanding and entitled to vote. Each holder of record of Class A Ordinary Shares on that date will be entitled to one (1) vote for each share held on all matters to be voted upon. Each holder of record of Class B Ordinary Shares on that date will be entitled to twenty (20) votes for each share held on all matters to be voted upon. There are no other classes of share capital outstanding.

Q.	What am I voting on?

A.	You are being asked to vote to on the following matters:

●	To approve as a special resolution, to authorize the Company’s board of directors (the “Board”) to effect a reverse share split and share consolidation, of the Company’s authorized and issued share capital, at a ratio of up to one-for-one hundred, but in any case at a ratio of not less than one-for-five (the “Approved Consolidation Ratio”), at a date to be determined by the Board, with the exact ratios to be set at a whole number within this range, as determined by the Board in its sole discretion (the “Reverse Share Split and Share Consolidation Proposal”);

●	Subject to approval by the shareholders of Proposal 1 (the Reverse Share Split and Share Consolidation), to approve as a special resolution that the Sixth Amended and Restated Memorandum and Articles of Association of the Company (the “Amended M&A”) in substitution for the existing Fifth Amended and Restated Memorandum and Articles of Association of the Company (the “Articles Amendment Proposal”) to effect the Reverse Share Split and Share Consolidation;

●	To consider and vote upon a proposal to approve and adopt, as a special resolution, the Company’s 2024 Equity Incentive Plan, and all transactions contemplated thereunder, including the reservation and issuance of shares (the “2024 Equity Incentive Plan Proposal”);

●

To consider and vote upon a proposal to elect and/or re-elect, as applicable, Wei Zhang, Louis Luo, Ahmad Khalfan Ahmad Saeed Almansoori, Hung-Jen Kuo, Honglei Jiang, Ahmed Essa Mohammad Saleh and Muhammad Irfan (collectively, the “Director Nominees”) to serve on the Board until their death, resignation, or removal (the “Election of Directors Proposal”);

●

To ratify, confirm and approve the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2024 (the “Ratification of Appointment of Auditors Proposal”);

●

To consider, vote upon and approve the registered office of the Company to make all required filings with the Registrar of Companies in relation to the above resolutions and the Company’s Transfer Agent to make all relevant updates to the Company’s register of members (the “Filing Proposal”); and

●	To consider and take action upon such other matters as may properly come before the Annual General Meeting or any adjournment or postponement thereof (the “Adjournment Proposal”).

If an item properly comes up for vote at the Annual General Meeting, or at any adjournment or postponement thereof, that is not described in the Meeting Notice, your Proxy will vote the shares as recommended by the Board of Directors pursuant to the discretionary authority granted in the proxy. At the time this proxy statement was printed, we were not aware of any matters to be voted on which are not described in this proxy statement.

Q.	How do I vote?

A.	You may vote “For” or “Against” the Reverse Share Split and Share Consolidation Proposal, or “Abstain” from voting on such proposal.

You may vote “For” or “Against” the Articles Amendment Proposal, or “Abstain” from voting on such proposal.

You may vote “For” or “Against” the 2024 Equity Incentive Plan Proposal, or “Abstain” from voting on such proposal.

You may vote “For” or “Against” the Election of Directors Proposal, or “Abstain” from voting on such proposal.

You may vote “For” or “Against” the Ratification of Appointment of Auditors Proposal, or “Abstain” from voting on such proposal.

You may vote “For” or “Against” the Filing Proposal.

The procedures for voting are outlined below:

Shareholder of Record: Shares Registered in Your Name

If you are a shareholder of record, you may vote in person at the Annual General Meeting or vote by proxy using the enclosed proxy card.

●	To vote in person, come to the Annual General Meeting and we will give you a ballot when you arrive; or;

●	To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us by 11:59 p.m. Eastern Standard Time (i.e., 00:59 p.m., Beijing time and 10:59 a.m. Cayman Islands time) on the day prior to the Annual General Meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank, Custodian or Other Nominee Holder

If you received this proxy statement from your broker, bank, custodian or other nominee holder, your broker, bank, custodian or other nominee holder should have given you instructions for directing how that person or entity should vote your shares. It will then be your broker, bank, custodian or other nominee holder’s responsibility to vote your shares for you in the manner you direct. Please complete, execute and return the proxy card in the envelope provided by your broker, bank, custodian or other nominee holder promptly.

Under the rules of various national and regional securities exchanges, brokers generally may vote on routine matters, such as the ratification of the engagement of an independent public accounting firm, but may not vote on non-routine matters unless they have received voting instructions from the person for whom they are holding shares. The amendments to effect the increase in share capital and to amendment the Memorandum of Association and Articles of Association are non-routine matters and, consequently, your broker, bank, custodian or other nominee holder will not have discretionary authority to vote your shares on this matter. If your broker, bank, custodian or other nominee holder does not receive instructions from you on how to vote on this matter, your broker, bank, custodian or other nominee holder will return the proxy card to us, indicating that he or she does not have the authority to vote on this matter. This is generally referred to as a “broker non-vote” and may affect the outcome of the voting.

We therefore encourage you to provide directions to your broker, bank, custodian or other nominee holder as to how you want your shares voted on all matters to be brought before the Annual General Meeting. You should do this by carefully following the instructions your broker, bank, custodian or other nominee holder gives you concerning its procedures. This ensures that your shares will be voted at the Annual General Meeting.

You are also invited to attend the Annual General Meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker, bank, custodian or other nominee holder.

Q.	How does the Board recommend I vote?

A.	Our Board of Directors recommends that you vote:

●	FOR approval of the Reverse Share Split and Share Consolidation Proposal;

●	FOR approval of the Articles Amendment Proposal;

●	FOR approval of the 2024 Equity Incentive Plan Proposal;

●	FOR approval of the Election of Directors Proposal;

●	FOR approval of the Ratification of Appointment of Auditors Proposal; and

●	FOR approval of the Filing Proposal.

Q.	What if I change my mind after I vote via proxy?

A.	If you hold your shares in your own name, you may revoke your proxy at any time before your shares are voted by:

●	mailing a later dated proxy prior to the Annual General Meeting;

●	delivering a written request in person to return the executed proxy;

●	voting in person at the Annual General Meeting; or

●	providing written notice of revocation to the Corporate Secretary of the Company at: 80 Broad Street, 5th Floor, New York NY 10005.

If you hold your shares in the name of your broker, bank, or other fiduciary, you will need to contact that person or entity to revoke your proxy.

Q.	What does it mean if I receive more than one proxy card or voting instruction form?

A.

It means that you have multiple accounts at our transfer agent or with brokers, banks, or other fiduciaries. Please complete and return all proxy cards and voting instruction forms to ensure that all of your shares are voted.

Q.	How many shares must be present to hold a valid meeting?

A.	For us to hold a valid Annual General Meeting, we must have a quorum representing two members at minimum, present in person or by proxy at the Annual General Meeting. Proxies received but marked as abstentions and Broker Non-Votes will be treated as shares that are present and entitled to vote for purposes of determining a quorum. Your shares will be counted as present at the Annual General Meeting if you:

●	properly submit a proxy card (even if you do not provide voting instructions); or

●	attend the Meeting and vote in person.

On August 28, 2024, the record date, there were 52,886,224 Class A ordinary shares and 1,200,000 Class B ordinary shares outstanding. We will need to have at least two members of the shareholders to be in person or by proxy at the Annual General Meeting in order to hold the meeting and conduct business.

Q.	How many votes are required to approve an item of business?

A.	The Reverse Share Split and Share Consolidation Proposal will be approved by special resolution if passed by a majority of 2/3rds of the votes cast by the shareholders at the Annual General Meeting.

The Articles Amendment Proposal will be approved by special resolution if passed by a majority of 2/3rds of the votes cast by the shareholders at the Annual General Meeting.

The 2024 Equity Incentive Plan Proposal will be approved by special resolution if passed a majority of 2/3rds of the votes cast by the shareholders at the Annual General Meeting.

The Election of Directors Proposal will be approved by ordinary resolution if passed by a simple majority of the votes cast by the shareholders at the Annual General Meeting.

The Ratification of Appointment of Auditors Proposal will be approved by ordinary resolution if passed by a simple majority of the votes cast by the shareholders at the Annual General Meeting.

The Filing Proposal will be approved by ordinary resolution if passed by a simple majority of the votes cast by the shareholders at the Annual General Meeting.

Only shares that are voted are taken into account in determining the proportion of votes cast for the proposal. Any shares not voted (whether by abstention, broker non-vote or otherwise) will not impact any of the votes.

Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

Q.	Who pays the cost for soliciting proxies?

A.

We will pay the cost for the solicitation of proxies by the Board of Directors. Our solicitation of proxies will be made primarily by mail. Proxies may also be solicited personally, by telephone, fax or e-mail by our officers, directors, and regular supervisory and executive employees, none of whom will receive any additional compensation for their services. We will also reimburse brokers, banks, custodians, other nominees and fiduciaries for forwarding these materials to beneficial holders to obtain the authorization for the execution of proxies.

Q.	Where can I find additional information about the Company?

A.	Our reports on Forms 20-F and 6-K, and other publicly available information, should be consulted for other important information about the Company. You can also find additional information about us on our web site at http://www.colorstarinternational.com/. The information contained on the website is not part of this Proxy Statement. The principal executive office of the Company is located at 80 Broad Street, 5th Floor, New York NY 10005. The telephone number for the Company is (929) 317-2699.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of August 28, 2024 for:

●	each beneficial owner of 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of the date hereof.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of Color Star Technology Co., Ltd., 80 Broad Street, 5th Floor, New York NY 10005, and our telephone number is (929) 317-2699.

	Total Ordinary Shares (As-Converted Basis) Beneficially Owned
Name of Beneficial Owners	Number	%(1)
Directors and Executive Officers:
Wei Zhang	202,500	*	%
Louis Luo	50,000	*	%
Lili Jiang	123,000	*	%
Ahmed Essa Mohammad Saleh	-	-
Muhammad Irfan	-	-
Ahmad Khalfan Ahmad Saeed Almansoori	-	-
Hung-Jen Kuo	-	-
Honglei Jiang	-	-
Principal Shareholders:
Vast Ocean, Inc.	4,320,000	8.24%

*	Less than 1%

(1)	Applicable percentage of ownership is based on 52,886,224 Class A Ordinary Shares Ordinary Shares and 1,200,000 Class B Ordinary Shares outstanding as of August 28, 2024, for each shareholder.

PROPOSAL NO. 1

REVERSE SHARE SPLIT AND SHARE CONSOLIDATION PROPOSAL

Proposed Reverse Share Split and Share Consolidation

The Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, as a special resolution, a Reverse Share Split and Share Consolidation of the Company’s ordinary shares at a specific ratio, of up to one-for-one hundred, but in any case at a ratio of not less than one-for-five, on the effective date as determined by the Board.

The Reverse Share Split and Share Consolidation will be implemented simultaneously for all Class A ordinary shares, US$0.04 par value each, of the company (the “Class A Ordinary Shares”) and Class B ordinary shares, US$0.04 par value each, of the company (the “Class B Ordinary Shares”, together with “Class A Ordinary Shares”, the “Ordinary Shares”) such that the number of authorized and issued Class A Ordinary Shares and Class B Ordinary Shares is decreased by the Approved Consolidation Ratio, with the par value per Class A Ordinary Share and Class B Ordinary Share increased by the Approved Consolidation Ratio. Such Reverse Share Split and Share Consolidation to be effected, at the specific Approved Consolidation Ratio (subject to the above maximum), as to be determined by the Board, and in order to effect the Reverse Share Split and Share Consolidation and subject to adjustment pending the Board’s determination of the precise Approved Consolidation Ratio of the Reverse Share Split and Share Consolidation, the authorised share capital of the Company shall be altered from US$32,000,000 divided into (i) 700,000,000 Class A Ordinary Shares of a par value of US$0.04 each, and (ii) 100,000,000 Class B Ordinary Shares of a par value of US$0.04 each, to US$32,000,000 divided into (i) as low as 7,000,000 Class A Ordinary Shares of a par value of US$4 each and 1,000,000 Class B Ordinary Shares of a par value of US$4 each.

The Reverse Share Split and Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Registration and Trading of our Ordinary Shares

The Reverse Share Split and Share Consolidation will not affect our obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission (the “SEC”). In connection with the Reverse Share Split and Share Consolidation, our CUSIP number (which is an identifier used by participants in the securities industry to identify our Class A Ordinary Shares) will change.

Fractional Shares

No fractional ordinary shares will be issued to any shareholders in connection with the Reverse Share Split and Share Consolidation. Each shareholder will be entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the Reverse Share Split and Share Consolidation.

Reasons for the Reverse Share Split and Share Consolidation

On November 14, 2023, the Company received a notification letter from the Nasdaq Listing Qualifications Staff of The NASDAQ Stock Market LLC (“Nasdaq”) notifying the Company that the minimum bid price per share for its Class A Ordinary Shares has been below $1.00 for a period of 30 consecutive business days and the Company therefore no longer meets the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2). On May 14, 2024, Nasdaq granted the Company an additional 180 calendar day extension to regain compliance with the minimum bid price requirements. The Company has until November 11, 2024 to regain compliance (the “Compliance Period”).

To regain compliance, the Company’s Class A Ordinary Shares must have a closing bid price of at least US$1.00 for a minimum for 10 consecutive business days, and shall not have a closing bid price of $0.10 or less for ten consecutive trading days during the Compliance Period.

As of August 28, 2024, the Company has not regained compliance yet. The Board deems it is of the best interests of the Company and its shareholders to complete a Reverse Share Split and Share Consolidation so that it will be able to meet the minimum bid price requirement.

In addition, the Board also believes that the increased market price of our Class A Ordinary Shares expected as a result of implementing the Reverse Share Split and Share Consolidation could improve the marketability and liquidity of our Class A Ordinary Shares and may encourage interest and trading in our Class A ordinary shares. The Reverse Share Split and Share Consolidation, if effected, could allow a broader range of institutions to invest in our Class A Ordinary Shares (namely, funds that are prohibited from buying stock whose price is below a certain threshold), potentially increasing the trading volume and liquidity of our Class A Ordinary Shares. The Reverse Share Split and Share Consolidation could help increase analyst and broker interest in the Class A Ordinary Shares, as their policies can discourage them from following or recommending companies with low stock prices. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, a low average price per share of our Class A Ordinary Shares can result in individual shareholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were higher.

Determination of the Ratio for the Reverse Share Split and Share Consolidation

If Proposal No. 1 is approved by the Company’s shareholders, the Board will have the discretion to determine whether it is in the best interests of the Company and its shareholders to move forward with the Reverse Share Split and Share Consolidation. If the Board decides to proceed with the Reverse Share Split and Share Consolidation, the Approved Consolidation Ratio will be determined by the Board, in its sole discretion. However, the Approved Consolidation Ratio will not be less than a ratio of one-for-five (1:5) or exceed a ratio of one-for-one hundred (1:100). In determining which Approved Consolidation Ratio to use, the Board will consider numerous factors, including the historical and projected performance of our Ordinary Shares, the effect of the Approved Consolidation Ratio on our compliance with other Nasdaq listing requirements, prevailing market conditions and general economic trends, and will place emphasis on the expected closing price of our Class A Ordinary Shares in the period following the effectiveness of the Share Consolidation. The Board will also consider the impact of the Approved Consolidation Ratios on investor interest. The purpose of selecting a range is to give the Board the flexibility to meet business needs as they arise, to take advantage of favorable opportunities and to respond to a changing corporate environment. Based on the number of shares of Class A Ordinary Shares and Class B Ordinary Shares issued and outstanding as of August 28, 2024, after completion of the Reverse Share Split and Share Consolidation, we will have between approximately 10,577,245 and approximately 528,863 Class A Ordinary Shares issued and outstanding and between approximately 240,000 and approximately 12,000 Class B Ordinary Shares issued and outstanding, depending on the Approved Consolidation Ratio selected by the Board.

The following table contains approximate number of issued and outstanding shares of Class A Ordinary Shares and Class B Ordinary Shares, and the estimated per share trading price following a 1:5 to 1:100 Reverse Share Split and Share Consolidation, without giving effect to any adjustments for fractional shares of ordinary shares or the issuance of any derivative securities, as of August 28, 2024.

	Shares of Stock Outstanding
	Before Reverse Share Split and Share Consolidation	Post Reverse Share Split and Share Consolidation Ratio of 1 to 5	Post Reverse Share Split and Share Consolidation Ratio of 1 to 50	Post Reverse Share Split and Share Consolidation Ratio of 1 to 100
Class A Ordinary Shares	52,886,224	10,577,245	1,057,725	528,863
Class B Ordinary Share	1,200,000	240,000	24,000	12,000

Risks Associated with the Reverse Share Split and Share Consolidation

We cannot predict whether the Reverse Share Split and Share Consolidation will increase the market price for our Class A Ordinary Shares. The history of similar share consolidations for companies in like circumstances is varied, and the market price of our Class A Ordinary Shares will also be based on our performance and other factors, some of which are unrelated to the number of shares outstanding. Further, there are a number of risks associated with the Reverse Share Split and Share Consolidation, including:

(a)

A reverse share split and share consolidation may leave certain shareholders with one or more “odd lots,” which are share holdings in amounts of less than 60 shares of our Class A Ordinary Shares. These odd lots may be more difficult to sell than shares of our Class A Ordinary Shares in even multiples of 60.

(b)	The authorized but unissued shares of our Ordinary Shares could be issued by the Board without further shareholder approval, which could result in dilution to the current holders of our Ordinary Shares.

Book-Entry Shares

If the Reverse Share Split and Share Consolidation is effected, shareholders who hold uncertificated shares (i.e., shares held in book-entry form and not represented by a physical share certificate), either as direct or beneficial owners, will have their holdings electronically adjusted automatically by our transfer agent (and, for beneficial owners, by their brokers or banks that hold in “street name” for their benefit, as the case may be) to give effect to the Reverse Share Split and Share Consolidation. Shareholders who hold uncertificated shares as direct owners will be sent a statement of holding from our transfer agent that indicates the number of post-Reverse Share Split and Share Consolidation Ordinary Shares owned in book-entry form.

Certificated Shares

As soon as practicable after the effective time of the Reverse Share Split and Share Consolidation, shareholders will be notified that the Reverse Share Split and Share Consolidation has been effected. We expect that our transfer agent will act as exchange agent for purposes of implementing the exchange of share certificates. Holders of pre-consolidation shares will be asked to surrender to the exchange agent certificates evidencing pre-consolidation shares in exchange for certificates evidencing post-consolidation shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by us or our exchange agent. No new certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-consolidation shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-Share Consolidation Ordinary Shares.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Accounting Matters

The Reverse Share Split and Share Consolidation will not affect the Ordinary Shares capital account on our balance sheet. Depending on the size of the Reverse Share Split and Share Consolidation the Board decides to implement, the stated capital component will be reduced proportionately based upon the Reverse Share Split and Share Consolidation and the additional paid-in capital component will be increased with the amount by which the stated capital is reduced. Immediately after the Reverse Share Split and Share Consolidation, the per share net income or loss and net book value of our Ordinary Shares will be increased because there will be fewer shares of Ordinary Shares outstanding. All historic share and per share amounts in our financial statements and related footnotes will be adjusted accordingly for the Reverse Share Split and Share Consolidation.

No Going Private Transaction

Notwithstanding the decrease in the number of outstanding shares following the proposed Reverse Share Split and Share Consolidation, the Board does not intend for this transaction to be the first step in a “going private transaction” within the meaning of Rule 13e-3 of the Exchange Act.

Material United States Federal Income Tax Consequences of the Reverse Share Split and Share Consolidation

Each shareholder should consult its tax advisor as to the particular facts and circumstances which may be unique to such shareholder and also as to any estate, gift, state, local or foreign tax considerations arising out of the Reverse Share Split and Share Consolidation.

Interests of Directors and Executive Officers

Our directors and executive officers have no substantial interests, directly or indirectly, in the matters set forth in this proposal except to the extent of their ownership of shares of our Ordinary Shares.

Vote Required

Proposal No. 1 will be approved by special resolution if two-thirds (2/3) majority of the total votes properly cast in person or by proxy at the Annual General Meeting by the holders of Ordinary Shares entitled to vote at the Annual General Meeting vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF THE REVERSE SHARE SPLIT AND SHARE CONSOLIDATION.

The full text of the resolution to be voted upon at the Annual General Meeting in respect of Proposal No 1 is as follows:

“RESOLVED, as a special resolution that the Reverse Share Split and Share Consolidation of the Company’s issued and outstanding Ordinary Shares at an exchange ratio of up to 1:100, but not less than 1:5 (the “Approved Consolidation Ratio”) such that the number of authorised Ordinary Shares is decreased and the par value of each Ordinary Share is increased by the Approved Consolation Ratio with such Reverse Share Split and Share Consolidation to be effected at such time and date as determined but the Board of the Company in its discretion, and that, subject to adjustment pending the Board’s determination of the precise Approved Consolidation Ratio of the Reverse Share Split and Share Consolidation, as a result of the Reverse Share Split and Share Consolidation, the authorised share capital of the Company shall be altered from US$32,000,000 divided into (i) 700,000,000 Class A Ordinary Shares of a par value of US$0.04 each, and (ii) 100,000,000 Class B Ordinary Shares of a par value of US$0.04 each, to US$32,000,000 divided into (i) as low as 7,000,000 Class A Ordinary Shares of a par value of US$4 each and 1,000,000 Class B Ordinary Shares of a par value of US$4 each, be and is hereby approved in all respects.”

PROPOSAL NO. 2

ARTICLES AMENDMENT PROPOSAL

The Board deemed advisable, subject to the Reverse Share Split and Share Consolidation Proposal being approved by shareholders, and is recommending that our shareholders pass a special resolution to approve and adopt the Sixth Amended and Restated Memorandum of Association and Articles of Association of the Company to reflect the Reverse Share Split and Share Consolidation if and to the extent effected, in substitution for and to the exclusion of, the fifth amended and restated memorandum and articles of association of the Company in effect immediately prior to effectiveness of the Reverse Share Split and Share Consolidation (the “Amended M&A”).

A draft form of the Amended M&A is attached to this notice as Appendix A. The draft form of the Amended M&A assumes that the shareholders have approved the Reverse Share Split and Share Consolidation and that the Board will effectuate the Reverse Share Split and Share Consolidation at a ratio of up to 1:100 and is subject shareholders providing such approvals and to any changes to the Approved Consolidation Ratio determined by the Board.

Procedure for Implementing the Amended M&A

The Amended M&A would become effective upon approval of our shareholders. Filing of the Amended M&A with the Registrar of Companies of the Cayman Islands in accordance with the Companies Act (as revised) of the Cayman Islands (the “Effective Time”) would follow.

Purpose of the Proposed Amended M&A

The Amended M&A reflect the Reverse Share Split and Share Consolidation, in substitution for and to the exclusion of, the Fifth Amended and Restated Memorandum of Association and Articles of Association of the Company in effect immediately prior to effectiveness of the Reverse Share Split and Share Consolidation.

Vote Required

Proposal No. 2 will be approved by special resolution if two-thirds (2/3) majority of the total votes properly cast in person or by proxy at the Annual General Meeting by the holders of Ordinary Shares entitled to vote at the Annual General Meeting vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF THE ARTICLES AMENDMENT PROPOSAL.

The full text of the resolution to be voted upon at the Annual General Meeting in respect of Proposal No 2 is as follows:

“RESOLVED as a special resolution that a newly amended and restated memorandum and articles of association of the Company being adopted as the Sixth Amended and Restated Memorandum and Articles of Association of the Company to the exclusion of the existing Fifth Amended and Restated Memorandum of Association and Articles of Association, to reflect the Reverse Share Split and Share Consolidation, including without limitation, amending Clause 6 of the Memorandum of Association, be and hereby is approved.”

PROPOSAL NO. 3

EQUITY INCENTIVE PLAN PROPOSAL

The Board has declared advisable, adopted and is submitting for shareholder approval, the Company’s 2024 Equity Incentive Plan (the “Plan”). The purpose of the Plan is to attract and retain key personnel and to provide a means for directors, officers, employees, consultants and advisors to acquire and maintain an interest in the Company, which interest may be measured by reference to the value of our ordinary shares.

If approved by the Company’s shareholders, the Plan will be effective as of August 29, 2024 (the date that the Company’s Board of Directors approved the Plan). Capitalized terms used but not defined in this Equity Incentive Plan Proposal shall have the meaning ascribed to them in the Plan, a copy of which is attached hereto as Appendix B. The following description is qualified in its entirety by reference to the Plan.

Description of the Plan

Administration. Our compensation committee of the Board (the “Compensation Committee”) will administer the Plan. The Committee will have the authority to determine the terms and conditions of any agreements evidencing any Awards granted under the Plan and to adopt, alter and repeal rules, guidelines and practices relating to the Plan. Our Compensation Committee will have full discretion to administer and interpret the Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable.

Eligibility. Current or prospective employees, directors, officers, advisors or consultants of the Company or its affiliates are eligible to participate in the Plan. Our Compensation Committee has the sole and complete authority to determine who will be granted an award under the Plan, however, it may delegate such authority to one or more officers of the Company under the circumstances set forth in the Plan.

Number of Shares Authorized. The Plan provides for an aggregate of 8,000,000 Class A ordinary shares to be available for awards. If an award is forfeited or if any option terminates, expires or lapses without being exercised, the Class A ordinary shares subject to such award will again be made available for future grant. Class A ordinary shares that are used to pay the exercise price of an option or that are withheld to satisfy the Participant’s tax withholding obligation will not be available for re-grant under the Plan.

Each Class A ordinary share subject to an Option or a Share Appreciation Right will reduce the number of Class A ordinary shares available for issuance by one share, and each Class A ordinary share underlying an Award of Restricted Share, Restricted Share Units, Share Bonus Awards and Performance Compensation Awards will reduce the number of Class A ordinary shares available for issuance by one share.

If there is any change in our corporate capitalization, the Compensation Committee in its sole discretion may make substitutions or adjustments to the number of shares reserved for issuance under our Plan, the number of shares covered by awards then outstanding under our Plan, the limitations on awards under our Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

The Plan will have a term of ten years and no further awards may be granted under the Plan after that date.

Awards Available for Grant. Our Compensation Committee may grant awards of Non-Qualified Share Options, Incentive (qualified) Share Options, Share Appreciation Rights, Restricted Shares, Restricted Share Units, Share Bonus Awards, Performance Compensation Awards (including cash bonus awards) or any combination of the foregoing.

Options. Our Compensation Committee will be authorized to grant Options to purchase Ordinary Shares that are either “qualified,” meaning they are intended to satisfy the requirements of Code Section 422 for incentive share options, or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under the Plan will be subject to the terms and conditions established by our Compensation Committee. Under the terms of the Plan, the exercise price of the Options will be set forth in the applicable Award agreement. Options granted under the Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by our Compensation Committee and specified in the applicable Award agreement. The maximum term of an option granted under the Plan will be ten years from the date of grant (or five years in the case of a qualified option granted to a 10% shareholder).

Share Appreciation Rights. Our Compensation Committee will be authorized to award Share Appreciation Rights (or SARs) under the Plan. SARs will be subject to the terms and conditions established by our Compensation Committee. An SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An Option granted under the Plan may include SARs and SARs may also be awarded to a participant independent of the grant of an Option. SARs granted in connection with an Option shall be subject to terms similar to the Option corresponding to such SARs. SARs shall be subject to terms established by our Compensation Committee and reflected in the Award agreement.

Restricted Shares. Our Compensation Committee will be authorized to award Restricted Shares under the Plan. Our Compensation Committee will determine the terms of such Restricted Shares awards. Restricted Shares are Class A ordinary shares that generally are non-transferable and subject to other restrictions determined by our Compensation Committee for a specified period. Unless our Compensation Committee determines otherwise or specifies otherwise in an Award agreement, if the participant terminates employment or services during the restricted period, then any unvested Restricted Shares are forfeited.

Restricted Share Unit Awards. Our Compensation Committee will be authorized to award Restricted Share Unit awards. Our Compensation Committee will determine the terms of such Restricted Share Units. Unless our Compensation Committee determines otherwise or specifies otherwise in an Award agreement, if the participant terminates employment or services during the period of time over which all or a portion of the units are to be earned, then any unvested units will be forfeited.

Share Bonus Awards. Our Compensation Committee will be authorized to grant awards of unrestricted Ordinary Shares or other awards denominated in Ordinary Shares, either alone or in tandem with other awards, under such terms and conditions as our Compensation Committee may determine.

Performance Compensation Awards. Our Compensation Committee will be authorized to grant any award under the Plan in the form of a Performance Compensation Award by conditioning the vesting of the award on the attainment of specific levels of performance of the Company and/or one or more Affiliates, divisions or operational units, or any combination thereof, as determined by the Committee.

Transferability. Each award may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative and may not be otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution. Our Compensation Committee, however, may permit awards (other than incentive share options) to be transferred to family members, a trust for the benefit of such family members, a partnership or limited liability Company whose partners or shareholders are the participant and his or her family members or anyone else approved by it.

Amendment. The Plan will have a term of ten years. Our Board may amend, suspend or terminate the Plan at any time; however, shareholder approval to amend the Plan may be necessary if the law or the rules of the national exchange so requires. No amendment, suspension or termination will impair the rights of any participant or recipient of any Award without the consent of the participant or recipient.

Change in Control. Except to the extent otherwise provided in an Award agreement or as determined by the Compensation Committee in its sole discretion, in the event of a Change in Control, all outstanding options and equity awards (other than performance compensation awards) issued under the Plan will become fully vested and performance compensation awards will vest, as determined by our Compensation Committee, based on the level of attainment of the specified performance goals.

U.S. Federal Income Tax Consequences

The following is a general summary of the material U.S. federal income tax consequences of the grant and exercise and vesting of awards under the Plan and the disposition of shares acquired pursuant to the exercise of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local and payroll tax considerations. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Options. There are a number of requirements that must be met for a particular option to be treated as a qualified option. One such requirement is that Ordinary Shares acquired through the exercise of a qualified option cannot be disposed of before the later of (i) two years from the date of grant of the option, or (ii) one year from the date of exercise. Holders of qualified options will generally incur no federal income tax liability at the time of grant or upon exercise of those options. However, the spread at exercise will be an “item of tax preference,” which may give rise to “alternative minimum tax” liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before the later of two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming both holding periods are satisfied, no deduction will be allowed to the Company for federal income tax purposes in connection with the grant or exercise of the qualified option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of a qualified option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by the Company for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an otherwise qualified option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the qualified option in respect of those excess shares will be treated as a non-qualified share option for federal income tax purposes.

No income will be realized by a participant upon grant of a non-qualified share option. Upon the exercise of a non-qualified share option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise. The Company will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Share. A participant will not be subject to tax upon the grant of an award of restricted share unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted share becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will recognize taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will recognize taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. (Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Securities Exchange Act of 1934 (the “Exchange Act”)). The Company will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Share Units. A participant will not be subject to tax upon the grant of a restricted share unit award. Rather, upon the delivery of shares or cash pursuant to a restricted share unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) the participant actually receives with respect to the award. The Company will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

SARs. No income will be realized by a participant upon grant of an SAR. Upon the exercise of an SAR, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the SAR. The Company will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Share Bonus Awards. A participant will have taxable compensation equal to the difference between the fair market value of the shares on the date the Ordinary Shares subject to the award are transferred to the participant over the amount the participant paid for such shares, if any. The Company will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Section 162(m). In general, Section 162(m) of the Code denies a publicly held corporation a deduction for U.S. federal income tax purposes for compensation in excess of $1,000,000 per year per person to its principal executive officer and the three other officers (other than the principal executive officer and principal financial officer) whose compensation is disclosed in its proxy statement as a result of their total compensation, subject to certain exceptions. The Plan is intended to satisfy an exception with respect to grants of options to covered employees. In addition, the Plan is designed to permit certain awards of Options, Share Appreciation Right, restricted share, restricted share units, cash bonus awards and other awards to be awarded as performance compensation awards intended to qualify under the “performance-based compensation”

Vote Required

Proposal No. 3 will be approved by special resolution if two-thirds (2/3) majority of the total votes properly cast in person or by proxy at the Annual General Meeting by the holders of Ordinary Shares entitled to vote at the Annual General Meeting vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF THE EQUITY INCENTIVE PLAN PROPOSAL.

The full text of the resolution to be voted upon at the Annual General Meeting in respect of Proposal No 3 is as follows:

“RESOLVED as a special resolution that the Company’s 2024 Equity Incentive Plan be and is hereby approved and 8,000,000 Class A Ordinary Shares be and are hereby reserved for issuance under the 2024 Equity Incentive Plan.”

PROPOSAL NO. 4

ELECTION OF DIRECTORS PROPOSAL

The nominees listed below have been nominated by the nominating and corporate governance committee of the Board (the “Nominating and Corporate Governance Committee”)7 and approved by our Board to stand for election as directors of the Company. Unless such authority is withheld, proxies will be voted for the election of the persons named below, each of whom has been designated as a nominee. If, for any reason not presently known, any person is not available to serve as a director, another person who may be nominated will be voted for in the discretion of the proxies.

Unless you indicate otherwise, shares represented by executed proxies in the form enclosed will be voted for the election of each nominee unless any such nominee shall be unavailable, in which case such shares will be voted for a substitute nominee designated by the Board.

Board Qualifications and Director Nominees

We believe that the collective skills, experiences and qualifications of our directors provide our Board with the expertise and experience necessary to advance the interests of our shareholders. While the Nominating and Corporate Governance Committee of our Board does not have any specific, minimum qualifications that must be met by each of our directors, the Nominating and Corporate Governance Committee uses a variety of criteria to evaluate the qualifications and skills necessary for each member of the Board. In addition to the individual attributes of each of our current directors described below, we believe that our directors should have the highest professional and personal ethics and values, consistent with our longstanding values and standards. They should have broad experience at the policy-making level in business, exhibit commitment to enhancing shareholder value and have sufficient time to carry out their duties and to provide insight and practical wisdom based on their past experience.

The Director Nominees recommended by the Board are as follows:

Name	Age	Current Position
Louis Luo	42	Chief Executive Officer and Director
Wei Zhang	42	Chairwoman and Director
Ahmad Khalfan Ahmad Saeed Almansoori	58	Independent Director
Hung-Jen Kuo	51	Independent Director
Honglei Jiang	41	Independent Director
Ahmed Essa Mohammad Saleh	26	Independent Director
Muhammad Irfan	44	Independent Director

Information Regarding the Company’s Directors and Nominees

Louis Luo	Mr. Luo has been serving as our director and Chief Executive Officer since February 14, 2023. Mr. Luo has served as the Branch Manager of Beijing Zhongke Jinde Health Management Co. from March 2021 to November 2022. From September 2016 to November 2019, Mr. Luo served as Director of Events of MingAi International Guangzhou. From June 2014 to July 2017, Mr. Luo served as Operations Director of Golden Ocean Travel, Dubai Branch. Mr. Luo obtained his bachelor’s degree in Production Automation Process and Electrical Engineering and Automation from Central South University.

Wei Zhang	Ms. Zhang has been serving as our Chairwoman since August 9, 2022. Ms. Zhang has substantial experience with management and corporate governance. She has assisted and counselled many US listed Chinese companies in various industries and fields for business operations and compliance issues. She graduated from Harbin Institute of Technology with a bachelor’s degree in international economics and Trade in the year of 2007.

Ahmad Khalfan Ahmad Saeed Almansoori	Mr. Ahmad Khalfan Ahmad Saeed Almansoori received the Mohammed bin Rashid Al Maktoum Award for Tolerance and the Mohammed bin Rashid Al Maktoum Award for World Peace between 2015 to 2016. He also won the “creative government employee” in Dubai government excellence program in 2009. Mr. Almansoori holds a bachelor’s degree in law and economics.

Mr. Almansoori serves as Chairman of the Compensation Committee, a member of the Audit Committee and the Nominating and Governance Committee of the Board.

Hung-Jen Kuo	Mr. Hung-Jen Kuo was appointed as our Board member on August 12, 2020. He has nearly more than 25 years of experience in the global securities fund investment & business management industry. He is currently the Executive President CEO of Fosun Capital. Before joining Fosun Group, he was the head general manager and director of the China Securities Services Division of Deutsche Bank, China. Mr. Kuo previously served as the chief investment expert of Noah Group, the managing director of Gopher Assets Management. and the general manager of Gopher Public Fund. At the end of 2010, Mr. Kuo represented American Russell Investments and to participate in establishing Ping An Russell (Shanghai) Investment Management Company, one of the first private equity fund management companies in China. Mr. Kuo successfully introduced Russell’s investment MOM model to China, led investment research team building and business development, and issued China’s first MOM product. Mr. Kuo joined Russell Investment’s global Seattle headquarters in 2001, holding important various positions covering on in core departments such as investment management, research, and operations. In 1996, Mr. Kuo joined Aurora Group in Taipei as the assistant to CEO covering on business strategies and IPO project and jointly managing Russell’s investment global assets. Mr. Kuo holds a master’s degree in finance from the University of Colorado and a bachelor’s degree in business administration from Sun Yat-sen University in Taiwan.

Mr. Kuo serves as a member of the Audit Committee and Compensation Committee, and Chairman of the Nominating and Corporate Governance Committee.

Honglei Jiang	Mr. Honglei Jiang, has served as the chairman of the board of Beijing Huaihao Education Consulting Co., Ltd. since 2020. From 2017 to 2020, Mr. Jiang served as chief executive officer of Deyi Financial Leasing Co., Ltd. From February 2015 to December 2016, Mr. Jiang served as executive vice president of Kunsheng Financial Leasing Co., Ltd. Mr. Jiang earned his master’s degree in investment economics from Dongbei University of Finance & Economics in 2008, and obtained his bachelor’s degree in economics from Changchun University of Science and Technology in 2005.

Mr. Jiang serves as Chairman of the Audit Committee and a member of the Corporate Governance and Nominating Committee and Compensation Committee of the Board.

Ahmad Essa Mohammed Saleh	Mr. Ahmad Essa Mohammed Saleh is the founder of a company specializing in one-stop solution for all desert bike technicalities and he has also served as the managers of a company in the industry of equestrianism since 2015.

Muhammed Irfan	Mr. Muhammed Irfan has established and operated several film production-related companies, and has been serving in a film production company as the managing director for more than ten years.

Qualifications for All Directors

In its assessment of each potential candidate, including those recommended by shareowners, the Nominating and Governance Committee considers the nominee’s judgment, integrity, experience, independence, understanding of the Company’s business or other related industries and such other factors as the Nominating and Governance Committee determines are pertinent in light of the current needs of the Board. The Nominating and Governance Committee also takes into account the ability of a director to devote the time and effort necessary to fulfill his or her responsibilities to the Company.

The Board and the Nominating and Governance Committee require that each director be a recognized person of high integrity with a proven record of success in his or her field. Each director must demonstrate innovative thinking, familiarity with and respect for corporate governance requirements and practices, an appreciation of multiple cultures and a commitment to sustainability and to dealing responsibly with social issues. In addition to the qualifications required of all directors, the Board assesses intangible qualities including the individual’s ability to ask difficult questions and, simultaneously, to work collegially.

The Board does not have a specific diversity policy, but considers diversity of race, ethnicity, gender, age, cultural background and professional experiences in evaluating candidates for Board membership. Diversity is important because a variety of points of view contribute to a more effective decision-making process.

Qualifications, Attributes, Skills and Experience to be Represented on the Board as a Whole

The Board has identified particular qualifications, attributes, skills and experience that are important to be represented on the Board as a whole, in light of the Company’s current needs and business priorities. The Company’s services are performed in areas of future growth located outside of the United States. Accordingly, the Board believes that international experience or specific knowledge of key geographic growth areas and diversity of professional experiences should be represented on the Board. In addition, the Company’s business is multifaceted and involves complex financial transactions. Therefore, the Board believes that the Board should include some directors with a high level of financial literacy and some directors who possess relevant business experience as a Chief Executive Officer or President. Our business involves complex technologies in a highly specialized industry. Therefore, the Board believes that extensive knowledge of the Company’s business and industry should be represented on the Board. The Company’s business also requires compliance with a variety of regulatory requirements and relationships with various governmental entities. Therefore, the Board believes that governmental, political or diplomatic expertise should be represented on the Board.

Vote Required

Proposal No. 4 will be approved by ordinary resolution if a simple majority of the total votes properly cast in person or by proxy at the Annual General Meeting by the holders of Ordinary Shares entitled to vote at the Annual General Meeting vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF THE ELECTION OF DIRECTORS PROPOSAL.

The full text of the resolution to be voted upon at the Annual General Meeting in respect of Proposal No 4 is as follows:

“RESOLVED as an ordinary resolution that the appointment of each of Wei Zhang, Louis Luo, Ahmad Khalfan Ahmad Saeed Almansoori, Hung-Jen Kuo, Honglei Jiang, Ahmed Essa Mohammad Saleh and Muhammad Irfan as directors of the Company be and is hereby confirmed and approved.”

PROPOSAL NO. 5

RATIFICATION OF APPOINTMENT OF AUDITORS PROPOSAL

The Audit Committee of the Board (the “Audit Committee”), which is composed entirely of independent directors, has selected Audit Alliance LLP, an independent registered public accounting firm, to audit our financial statements for the fiscal year ending June 30, 2024. Ratification of the selection of Audit Alliance LLP by shareholders is not required by law. However, as a matter of good corporate practice, such selection is being submitted to the shareholders for ratification at the Annual General Meeting. If the shareholders do not ratify the selection, the Board and the Audit Committee will reconsider whether or not to retain Audit Alliance LLP, but may, in their discretion, retain Audit Alliance LLP. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such change would be in the best interests of the Company and its shareholders.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Independent Registered Public Accounting Firm Fees and Other Matters

The following table sets forth, for each of the years indicated, the fees expensed by our independent registered public accounting firm:

	Year Ended June 30, 2023	Year Ended June 30, 2022

Audit fees(1)	$279,000	205,700
Audit related fees(2)		-
Tax fees(3)		-
All other fees(4)	$14,230	18,760
Total	$293,230	224,460

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed in each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years for professional services rendered by our principal accountant for tax compliance, tax advice, and tax planning.

(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal accountant other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services.

Vote Required

Proposal No. 5 will be approved by ordinary resolution if a simple majority of the total votes properly cast in person or by proxy at the Annual General Meeting by the holders of Ordinary Shares entitled to vote at the Annual General Meeting vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF THE RATIFICATION OF APPOINTMENT OF AUDITORS PROPOSAL.

The full text of the resolution to be voted upon at the Annual General Meeting in respect of Proposal No 5 is as follows:

“RESOLVED as an ordinary resolution that the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ended June 30, 2024 be and is hereby ratified, confirmed and approved in all respects.”

PROPOSAL NO. 6

FILING PROPOSAL

If Proposals 1 through 5 listed above have been approved, the registered office of the Company shall make all required filings with the Registrar of Companies of the Cayman Islands in relation to the above resolutions and the Company’s Transfer Agent to make all relevant updates to the Company’s register of members.

Vote Required

Proposal No. 6 will be approved by ordinary resolution if a simple majority of the total votes properly cast in person or by proxy at the Annual General Meeting by the holders of Ordinary Shares entitled to vote at the Annual General Meeting vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF THE FILING PROPOSAL.

The full text of the resolution to be voted upon at the Annual General Meeting in respect of Proposal No 6 is as follows:

“RESOLVED as an ordinary resolution that the registered office of the Company make all required filings with the Registrar of Companies of the Cayman Islands in relation to the above resolutions and the Company’s Transfer Agent to make all relevant updates to the Company’s Class A Ordinary Shares register of members and Class B Ordinary Shares register of members.

OTHER MATTERS

General

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the Annual General Meeting. If any other matters should properly come before the Annual General Meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

We will bear the cost of preparing, printing, assembling and mailing the proxy, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, our officers and regular employees may solicit proxies without additional compensation, by telephone, facsimile or other electronic communications. We may reimburse brokers or other persons holding ordinary shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

Requests for copies of Proxy materials should be directed to Corporate Secretary at 80 Broad Street, 5th Floor, New York NY 10005.

Communications with the Board of Directors

Shareholders wishing to communicate with the Board or any individual director may write to the Board of Directors or the individual director to the Board of Directors; Color Star Technology Co., Ltd., 80 Broad Street, 5th Floor, New York NY 10005. Any such communication must state the number of shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Securities Transfer Corporation. Its address is 2901 N. Dallas Parkway, Suite 380 Plano, Texas 75093, and its telephone number is (469) 633-0101.

Where You Can Find More Information

We file annual report and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

By Order of the Board of Directors,

/s/ Wei Zhang
Wei Zhang
Chairwoman of the Board

August 28, 2024

Appendix A

THE COMPANIES ACT (AS REVISED)

COMPANY LIMITED BY SHARES

SIXTH AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

OF

COLOR STAR TECHNOLOGY CO., LTD.

(ADOPTED BY SPECIAL RESOLUTION PASSED ON 29 SEPTEMBER 2024)

Grand Cayman

Cayman Islands

conyers.com

Color Star Technology Co., Ltd.

COMPANIES ACT (AS REVISED)

COMPANY LIMITED BY SHARES

SIXTH AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

COLOR STAR TECHNOLOGY CO., LTD.

(ADOPTED BY SPECIAL RESOLUTION PASSED ON 29 SEPTEMBER 2024)

1	Company Name

The name of the Company is Color Star Technology Co., Ltd.

2	Registered Office

The registered office of the Company will be situate at the offices of Conyers Trust Company (Cayman) Limited at SIX, Cricket Square, P.O. Box 2681, Grand Cayman KY1 1111, Cayman Islands or such other place as the Directors may from time to time decide.

3	Objects

The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by law as provided by Section 7(4) of the Companies Act (as revised) of the Cayman Islands.

4	Powers of Company

Except as prohibited or limited by the Companies Act (as revised) (as amended from time to time), the Company shall have and be capable of from time to time and all times exercising any and all of the powers at any time or from time to time exercisable by a natural person or body corporate in doing in any part of the world whether as principal, agent, contractor or otherwise whatever may be considered by it necessary for the attainment of its objects and whatever else may be considered by it as incidental or conducive thereto or consequential thereon, including, but without in any way restricting the generality of the foregoing, the power to make any alterations or amendments to this memorandum of association and the articles of association of the Company and the power to pay all expenses of and incidental to the promotion, formation and incorporation of the Company; to register the Company to do business in any other jurisdiction; to sell, lease or dispose of any property of the Company; to draw, make, accept, endorse, discount, execute and issue promissory notes, debentures, bills of exchange, bills of lading, options, warrants and other negotiable or transferable instruments; to lend money or other assets and to act as guarantors; to borrow or raise money on the security of the undertaking or on all or any of the assets of the Company or without security; to invest monies of the Company in such manner as the directors determine; to promote other companies; to sell the undertaking of the Company for cash or any other consideration; to distribute assets in specie to shareholders of the Company; to make charitable or benevolent donations; to pay pensions or gratuities or provide other benefits in cash or kind to directors, officers, employees, past or present, and their families; to carry on any trade or business and generally to do all acts and things which, in the opinion of the Company or the directors, may be conveniently or profitably or usefully acquired and dealt with, carried on, executed or done by the Company in connection with the business aforesaid.

Color Star Technology Co., Ltd.

5	Limited Liability

The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

6	Authorised Capital

The capital of the Company is USD$32,000,000.00 divided into 7,000,000.00 Class A Ordinary shares with a nominal or par value of USD$4.00 and 1,000,000 Class B Ordinary shares with a nominal or par value of USD$4.00, each provided always that the Company acting by its board of directors shall have power to purchase and/or redeem any or all of such shares and to increase or reduce the said capital of the Company and to sub-divide or consolidate the said shares or any of them subject to the provisions of the Companies Act and the articles of association and to issue all or any part of its capital whether original, purchased, redeemed, increased or reduced with or without any preference, priority or special privilege or subject to any restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

7	Part VII of the Companies Act (as revised)

If the Company is registered as an exempted company in accordance with Part VII of the Companies Act (as revised), the Company will comply with the provisions of such law relating to exempted companies and, subject to the provisions of the Companies Act and the Articles of Association, it shall have the power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

8	Amendment

The Company shall have power to amend this memorandum of association by Special Resolution.

Color Star Technology Co., Ltd.

COMPANIES ACT (AS REVISED)

COMPANY LIMITED BY SHARES

SIXTH AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

COLOR STAR TECHNOLOGY CO., LTD.

(ADOPTED BY SPECIAL RESOLUTION PASSED ON 29 SEPTEMBER 2024)

1	Preliminary

1.1	The regulations contained in Table A of the Companies Act (as revised) do not apply to the Company and the following are the articles of association of the Company.

1.2	In these Articles:

(a)	the following terms shall have the meanings set opposite if not inconsistent with the subject context:

“Act”	means the Companies Act (As Revised) of the Cayman Islands;

“Articles”	means these articles of association of the Company, as altered, supplemented, amended or substituted from time to time by Special Resolution;

“Auditors”	means the persons for the time being performing the duties of auditors of the Company;

Color Star Technology Co., Ltd.

“Class A Ordinary shares”	means the Class A Ordinary shares of a nominal or par value of US$4.00 each in the capital of the Company having the rights provided for in these Articles;

“Class B Ordinary Shares”	means the Class B Ordinary shares of a nominal or par value of US$4.00 each in the capital of the Company having the rights provided for in these Articles;

“Clearing House”	means a clearing house recognised by the laws of a jurisdiction in which the shares of the Company (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction;

“Company”	means the above-named Company;

“debenture”	includes debenture stock, mortgages, bonds and any other securities of the Company whether constituting a charge on the assets of the Company or not;

“Designated Stock Exchange”	means the Nasdaq Capital Market or such other exchange or interdealer system upon which the Company’s securities are listed or quoted;

“Directors”	means the persons for the time being occupying the position of directors of the Company, or as the case may be, the directors assembled as a board and the term a “Director” shall be construed accordingly and shall, where the context admits, include an alternate Director;

“dividend”	includes a distribution or interim dividend or interim distribution;

“Electronic Record”	has the same meaning as in the Electronic Transactions Act;

“Electronic Transactions Act”	means the Electronic Transactions Act of the Cayman Islands;

“Exchange Act”	means the United States Securities Exchange Act of 1934, as amended;

Color Star Technology Co., Ltd.

“Issue Price”	means the total consideration payable for the issue of Shares including for the avoidance of doubt both the par value and any premium payable;

“member”	has the meaning assigned to it in the Act and the term “shareholder” shall also mean a member;

“Memorandum”	means the memorandum of association of the Company in their present form, as altered, supplemented, amended or substituted from time to time by Special Resolution;

“month”	means calendar month;

“Ordinary Resolution”	means a resolution:

(i) passed by simple majority of such members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company on a show of hands or a poll and where a poll is taken regard shall be had in computing a majority to the number of votes to which each member is entitled; or

(ii) approved in writing by all of the members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the members and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed.

“paid-up”	has the meaning assigned to it in the Act currently meaning paid-up and/or credited as paid-up as to the nominal or par value only excluding any premium payable in respect of the issue of any shares;

“Register”	means the register of members of the Company required to be kept by the Act; and includes (except where otherwise stated or the context otherwise requires) any branch or duplicate register of members;

“registered office”	means the registered office for the time being of the Company;

“Registration Office”	means, in respect of any class of share capital, such place as the Directors may from time to time determine to keep a branch Register in respect or that class of share capital and where (except in cases where the Directors otherwise direct) the transfers or other documents of title or such class of share capital are to be lodged for registration;

Color Star Technology Co., Ltd.

“Seal”	means the common seal of the Company and includes every duplicate seal;

“SEC”	means the United States Securities Exchange Commission;

“Secretary”	includes an assistant secretary and any persons appointed to perform the duties of the secretary of the Company;

“share” or “shares”	means a share or shares of any class or series in the capital of the Company and shall, where the context so permits, includes fractions of a share in the Company;

“Special Resolution”	has the meaning assigned to it in the Act;

“Treasury Share”	means a share held in the name of the Company as a treasury share in accordance with the Act.

(b)	words importing the singular include the plural and vice versa;

(c)	words importing any gender include all genders;

(d)	words importing persons include corporations as well as any other legal or natural person;

(e)	expressions referring to writing shall, unless the contrary intention appears, be construed as including references to printing, lithography, photography and other modes of representing or reproducing words in a visible form and” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

Color Star Technology Co., Ltd.

(g)	any phrase commencing with the words “including”, “include”, “in particular” or any similar expression shall be deemed to be followed by the words “without limitation;

(h)	headings are inserted for reference only and shall be ignored in construing the Articles;

(i)	subject as aforesaid, any words or expressions defined in the Act shall, if not inconsistent with the subject or context hereof, bear the same meanings as in the Articles;

(j)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(k)	where an Ordinary Resolution is expressed to be required for any purpose, a Special Resolution is also effective for that purpose; and

(l)	where any period to lapse under the provisions of these Articles is counted by a number of days, the first day of such period counted shall be the day immediately after the notice is given or deemed to be given and the period of such notice shall be deemed to be complete and final at the end of the last day of such period. The relevant then permitted actions shall be effected the day immediately following such last day.

2	Commencement of Business

2.1	The business of the Company may be commenced as soon after incorporation as the Directors shall see fit, notwithstanding that part only of its shares may have been allotted.

2.2	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company including the expenses of registration.

Color Star Technology Co., Ltd.

3	Share Rights

3.1	Subject to the provisions of the Act, the rules of the Designated Stock Exchange, the Company’s Memorandum and Articles and to any special rights conferred on the holders of any shares or class of shares, and without prejudice to Article 4 hereof, the share capital of the Company shall be divided into Class A Ordinary shares and Class B Ordinary shares with the following rights and restrictions attaching:

3.2	Class A Ordinary Shares. The Class A Ordinary shares shall have the following rights:

(a)	be entitled to one (1) vote per share and to receive notice of, attend at and vote as a Member at any general meeting of the Company;

(b)	be entitled to such dividends as the Directors may from time to time declare;

(c)	in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, after payment first of the nominal amount and any share premium paid up on the Class A Ordinary shares and after payment second of the nominal amount and any share premium paid up on any other class of shares in issue, the remaining assets of the Company shall be distributed pari passu to the holders of the Class A Ordinary shares; and

(d)	generally be entitled to enjoy all of the rights attaching to shares.

Color Star Technology Co., Ltd.

3.3	Class B Ordinary Shares. The Class B Ordinary shares shall have the following rights:

(a)	be entitled to twenty (20) votes per share and to receive notice of, attend at and vote as a Member at any general meeting of the Company;

(b)	be entitled to such dividends as the Directors may from time to time declare;

(c)	in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, after payment first of the nominal amount and any share premium paid up on the Class B Ordinary shares and after payment second of the nominal amount and any share premium paid up on any other class of shares in issue, the remaining assets of the Company shall be distributed pari passu to the holders of the Class B Ordinary shares; and

(d)	generally be entitled to enjoy all of the rights attaching to shares.

3.4	Conversion at the Option of the Class B Ordinary Share Holders

The Class B Ordinary shares shall be convertible into Class A Ordinary shares at any time by the holder thereof on an one-for-one basis. The right to convert shall be exercisable by the holder of the Class B Ordinary shares delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary shares into Class A Ordinary shares.

3.5	Automatic Conversion of Class B Ordinary Shares

(a)	The number of Class B Ordinary Shares held by a holder thereof will be automatically and immediately converted into an equal and corresponding number of Class A Ordinary Shares upon any direct or indirect sale, transfer, assignment or disposition of such number of Class B Ordinary Shares by the holder thereof or an Affiliate or such holder or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Ordinary Shares through voting proxy or otherwise to any person or entity that is not an Affiliate of such holder. For the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B Ordinary shares to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third-party right is enforced and results in the third party holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related Class B Ordinary Shares, in which case all the related Class B Ordinary shares shall be automatically converted into the same number of Class A Ordinary Shares.

Color Star Technology Co., Ltd.

(b)	Any conversion of Class B Ordinary shares into Class A Ordinary shares pursuant to these Articles shall be effected by means of the re-designation of each relevant Class B Ordinary shares as Class A Ordinary shares.

3.6	Save and except for voting rights and conversion rights as set out in this Article 3, the Class A Ordinary shares and the Class B Ordinary shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions.

4	Issue of Shares, Principal and Branch Registers and Offices

4.1	Subject to the Act, the Company’s Memorandum and Articles and where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, and to any direction that may be given by the Company in general meeting and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, the shares of the Company shall be under the Directors’ general and unconditional authority to allot and/or issue (with or without rights of renunciation), grant options over, offer or otherwise deal with or dispose of any unissued shares of the Company (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the Directors may decide and they may allot or otherwise dispose of them to such persons (including any Director) on such terms and conditions and at such time as the Directors may determine.

4.2	The Company may issue fractions of a share and, save where the Articles otherwise provide, a fraction of a share shall rank pari passu and shall have proportionately the same rights as a whole share of the same class.

4.3	The Directors may accept non-cash consideration for the issue of Shares.

4.4	The Company shall be prohibited from issuing shares, certificates or coupons in bearer form.

4.5	The Directors may accept contributions to the capital of the Company otherwise than in consideration of the issue of shares and the amount of any such contribution may be treated as share premium (in which case it shall be subject to the provisions of the Act and these Articles applicable to share premium).

Color Star Technology Co., Ltd.

4.6	The Company shall maintain or cause to be maintained the Register in accordance with the Act.

4.7	The Directors may determine that the Company shall maintain one or more branch registers of members in accordance with the Act provided that a duplicate of such branch registers shall be maintained with the principal register in accordance with the Act. The Directors shall also determine which register of members shall constitute the principal register and which shall constitute the branch register or registers, and may vary such determination from time to time.

4.8	Subject to the provisions of the Act, the Company by resolution of the Directors may change the location of its registered office.

4.9	The Company, in addition to its registered office, may establish and maintain such other offices, places of business and agencies in the Islands and elsewhere as the Directors may from time to time determine.

5	Treasury Shares

5.1	The Directors may, prior to the purchase, redemption or surrender of any share, determine that such share shall be held as a Treasury Share.

5.2	The Directors may resolve to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

6	Redemption, Purchase and Surrender of Own Shares

6.1	Subject to the provisions of the Act, the Memorandum of the Company and these Articles:

(a)	shares may be issued on the terms that they are, or at the option of the Company or the member are, liable to be redeemed on such terms and in such manner as the Company, by resolution, or as the Directors, before the issue of the shares, may determine;

(b)	the Company may purchase shares, including any redeemable shares, issued by the Company upon the terms and in such manner as the Directors or the Company, by resolution, may from time to time determine, and such authority may be general in respect of any number of purchases, for a set period, or indefinite;

Color Star Technology Co., Ltd.

(c)	the Company may make payment in respect of any redemption or purchase of its own shares in any manner authorised by the Act, including out of capital;

(d)	Subject to the provisions of these Articles, the rights attaching to any issued shares may, by Special Resolution, be varied so as to provide that such shares are, or at the option of the Company or the member are, liable to be redeemed on such terms and in such manner as the Company may, determine.

6.2	The Directors may accept the surrender for no consideration of any fully paid-up share.

6.3	The Directors may, when making a payment in respect of the redemption or purchase of shares, make such payment in cash or in specie (or partly in one and partly in the other).

6.4	Upon the date of redemption or purchase of a share, the holder shall cease to be entitled to any rights in respect thereof (excepting always the right to receive (i) the price therefor and (ii) any dividend which had been declared in respect thereof prior to such redemption or purchase being effected) and accordingly his name shall be removed from the Register with respect thereto and the share shall be cancelled.

7	Variation of Rights of Shares

7.1	Subject to the Act, if at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of a resolution passed at a meeting of the holders of such class of shares by the holder or holders of at least two-thirds of such shares present in person or by proxy at such meeting. To the extent not inconsistent with this Article, the provisions of these Articles relating to general meetings shall apply to every such meeting of the holders of one class of shares except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll.

7.2	The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of the issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

7.3	For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

Color Star Technology Co., Ltd.

8	Commission on Sale of Shares

When permitted by law the Company may pay to any person a commission in consideration of his subscribing or agreeing to subscribe (whether absolute or conditional) for any shares or debentures of the Company. Any such commission may be satisfied by the payment of cash or in fully paid-up shares or debentures of the Company or partly in one way and partly in the other.

9	Non-Recognition of Trusts

Except as required by law or otherwise provided by these Articles, no person shall be recognised by the Company as holding any shares upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

10	Certificates for Shares

10.1	Share certificates shall generally not be issued, unless the Directors determine to so issue either generally or in specific circumstances. A certificate may be issued under Seal or executed in such other manner as the Directors may prescribe. Provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue more than one certificate and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all such holders.

10.2	Certificates representing shares shall be in such form as shall be determined by the Directors. Such certificates shall be signed by such person or persons as are authorised from time to time by the Directors or by the Articles. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered in the Register. All certificates surrendered to the Company for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled. Notwithstanding the foregoing, if a share certificate is defaced, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and the payment of out of pocket expenses of the Company incurred in investigating evidence as the Directors think fit.

Color Star Technology Co., Ltd.

11	Joint Ownership of Shares

If several persons are registered as joint holders of any shares they shall be severally as well as jointly liable for any liability in respect of such shares, but the first named upon the Register shall, as regards service or notices, be deemed the sole owner thereof. Any of such persons may give effectual receipt for any dividend or other distribution.

12	Lien

12.1	The Company shall have a first and paramount lien and charge on every share for all monies, whether presently payable or not, called or payable at a fixed time in respect of that share, and the Company shall also have a first and paramount lien and charge on all shares standing registered in the name of a member (whether solely or jointly with others) for all monies, liabilities or engagements presently owing by him or his estate to the Company either alone or jointly with any other person, whether a member or not; but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The Company’s lien and charge, if any, on a share shall extend to all dividends or other monies payable in respect thereof. The registration of a transfer of any such share shall operate as a waiver of the Company’s lien and charge (if any) thereon.

12.2	The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien and charge, but no sale shall be made unless a sum in respect of which the lien and charge exists is presently payable, nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien and charge exists as is presently payable, has been given to the registered holder or holders for the time being of the share, or the person, of which the Company has notice, entitled thereto by reason of his death or bankruptcy.

12.3	To give effect to any such sale the Directors may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

12.4	The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien and charge exists as is presently payable, and the residue, if any, shall (subject to a like lien and charge for sums not presently payable as existed upon the shares before the sale) be paid to the person entitled to the shares prior to the sale.

Color Star Technology Co., Ltd.

13	Calls on Shares

13.1	The Directors may from time to time make calls upon the members in respect of any monies unpaid on their shares for the Issue Price (whether on account of the nominal value of the shares or by way of premium or otherwise) and not by the conditions of allotment thereof made payable at fixed times. Each member shall (subject to receiving at least fourteen days’ notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Directors may determine. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

13.2	A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be required to be paid by instalments. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

13.3	If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate fixed by the terms of allotment or issue of the share or in the notice of the call at such rate as prescribed by the Designated Stock Exchange or as the Directors may otherwise determine, but the Directors shall be at liberty to waive payment of such interest wholly or in part.

13.4	Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date (whether on account of the nominal value of the share or by way of premium or otherwise) shall for the purposes of the Articles be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable, and in case of non-payment all the relevant provisions of the Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

13.5	The Directors may, on the issue of shares, differentiate between the holders as to the amount of calls or interest to be paid and the times of payment.

13.6	The Directors may, if they think fit, receive from any member willing to advance the same, all or any part of the monies uncalled and unpaid upon any shares held by him, and upon all or any of the monies so advanced may (until the same would, but for such advance, become payable) pay interest at such rate as may be agreed upon between the Directors and the member paying such sum in advance.

13.7	No such sum paid in advance of calls shall entitle the member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would but for such payment become presently payable.

Color Star Technology Co., Ltd.

14	Transfer of Shares

14.1	Every instrument of transfer shall be left at the registered office for registration, accompanied by the certificate (if any) covering the shares to be transferred and such other evidence as the Directors may require to prove the title of the transferor to, or his right to transfer, the shares.

14.2	The instrument of transfer of any share (which need not be under Seal) shall be signed by or on behalf of the transferor and, unless the share is fully paid up or the transferee otherwise consents or agrees thereto, by or on behalf of the transferee. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. If the transferor or the transferee is a Clearing House or central depository house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the directors may approve from time to time.

14.3	Subject to such of the restrictions of the Articles as may be applicable, any member may transfer all or any of his shares by instrument in writing in any usual or common form or in a form prescribed by the Designated Stock Exchange or any other form which the Directors may approve. Upon every transfer of shares the certificate which may have been issued and held by the transferor shall be given up to be cancelled and shall forthwith be cancelled accordingly and a new certificate may be issued without charge to the transferee in respect of the shares transferred to him, and if any of the shares included in the certificate so given up shall be retained by the transferor a new certificate in respect thereof shall be issued to him without charge. The Company shall also retain the transfer.

14.4	The Directors may, in their absolute discretion and without assigning any reason therefor, refuse to register any transfer of any share, whether or not it is a fully paid up share as to Issue Price.

Without limitation, the Directors may decline to recognise any instrument of transfer if:

(a)	the instrument of transfer is not accompanied by the certificate covering shares to which it relates (if any), and/or such other evidence as the Directors may require to prove the title of the transferor to, or his right to transfer, the shares; or

(b)	the instrument of transfer is in respect of more than one class of share.

14.5	If the Directors refuse to register a transfer they shall within two months after the date on which the transfer was lodged with the Company send to the transferee notice of the refusal.

14.6	The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine, provided always that such registration shall not be suspended for more than thirty days in any year.

14.7	Notwithstanding the provisions of Article 14, any share may be transferred in accordance with the rules and regulations of the Designated Stock Exchange.

Color Star Technology Co., Ltd.

15	Transmission of Shares

15.1	In case of the death of a member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to his interest in the shares but nothing herein contained shall release the estate of a deceased holder from any liability in respect of any share which had been held by him solely or jointly with other persons.

15.2	Any person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as may from time to time be properly required by the Directors to show his title to the share, elect either to be registered himself as holder of the share or to make such transfer of the share to such other person nominated by him as the aforesaid member could have made and to have such person registered as the transferee thereof, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by that member before his death or bankruptcy, as the case may be.

15.3	A person becoming entitled to a share by reason of the death or bankruptcy of a member shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company; provided always that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share, and if the notice is not complied with within fourteen days the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the share until the requirements of the notice have been complied with.

16	Forfeiture of Shares

16.1	If a member fails to pay any call or instalment of a call for any part of the Issue Price on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of the call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalments together with any interest which may have accrued and all expenses that may have been incurred by the Company by reason of such non-payment.

16.2	The aforesaid notice shall name a further day (not earlier than the expiration of fourteen days from the date of service of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

Color Star Technology Co., Ltd.

16.3	If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited, by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared or other monies due in respect of the forfeited shares and not actually paid before forfeiture.

16.4	A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

16.5	A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, notwithstanding, remain liable to pay to the Company all monies (including any unpaid component of the Issue Price and interest which shall continue to accrue) which, at the date of forfeiture, were payable by him to the Company in respect of the shares, but his liability shall cease if and when the Company shall have received payment in full of all such monies in respect of the shares. The Directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal. When any share shall have been forfeited, notice of the Directors’ resolution to that effect shall be given to the member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the Register. Where for the purposes of its disposal a forfeited share is to be transferred to any person the Directors may authorize any person to execute an instrument of transfer of the share to that person.

16.6	A declaration in writing that the declarant is a Director or Secretary of the Company, and that a share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share on any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

Color Star Technology Co., Ltd.

17	Amendment of Memorandum of Association and Alteration of Capital

17.1	Subject to and insofar as permitted by provisions of the Act, the Company may from time to time by Ordinary Resolution (or where an Ordinary Resolution is disallowed by the Act and a Special Resolution is required, by Special Resolution) alter or amend its Memorandum otherwise than with respect to its name and objects and may hereby, without restricting the generality of the foregoing:

(a)	increase the share capital by such sum to be divided into shares of such amount or without nominal or par value as the resolution shall prescribe and with such rights priorities and privileges annexed thereto as may be determined;

(b)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c)	convert all or any of its paid-up shares into stock, and reconvert that stock into paid-up shares of any denomination;

(d)	by subdivision of its existing shares or any of them divide the whole or any part of its share capital into shares of smaller amount than is fixed by the Memorandum of the Company or into shares without nominal or par value;

(e)	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of any shares so cancelled; and

(f)	reduce its share capital and any capital redemption reserve fund subject to any consent, order, Court approval or other matter required by law.

17.2	All new shares created hereunder shall be subject to the same provisions with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the shares in the original share capital.

17.3	Subject to the provisions of the Act, the Company may by Special Resolution change its name or alter its objects.

Color Star Technology Co., Ltd.

18	General Meetings

18.1	The Directors may, whenever they think fit, convene an extraordinary general meeting. If at any time there are not sufficient Directors capable of acting to form a quorum, any Director or any one or more members holding one-fifth of such paid-up capital as at the date of the requisition carries the right of voting at general meetings may convene an extraordinary general meeting in the same manner as nearly as possible as that in which meetings may be convened by the Directors.

18.2	The Directors shall, upon the requisition in writing of one or more members holding in the aggregate not less than one-fourth of such paid-up capital (as to Issue Price) of the Company as at the date of the requisition carries the right of voting at general meetings, convene an extraordinary general meeting. Any such requisition shall express the object of the meeting proposed to be called, and shall be left at or posted to the registered office and may consist of several documents in like form each signed by one or more requisitionists.

18.3	If the Directors do not proceed to convene a general meeting within twenty-one days from the date of such requisition being left as aforesaid, the requisitionist(s) or any one or more of them or any other member or members holding in the aggregate not less than one-tenth of such paid-up capital (as to Issue Price) of the Company as at the date of the requisition carries the right of voting at general meetings, may convene an extraordinary general meeting to be held at the registered office or at some convenient place at such time, subject to the Articles as to notice, as the person(s) convening the meeting fix. The requisitionists shall be reimbursed by the Company for all reasonable expenses incurred by them as a result of the failure by the Directors to convene the general meeting.

18.4	Subject to the provisions of the Act relating to Special Resolutions, seven days’ notice at the least specifying the place, the day and the hour of meeting and, in case of special business, the general nature of that business shall be given in manner hereinafter provided, or in such other manner (if any) as may be prescribed by the Company in general meeting, to such persons as are, under the Articles, entitled to receive such notices from the Company; but with the consent of members entitled to receive notice of some particular meeting or their proxies holding at least in the aggregate not less than forty percent (40%) of the paid-up share capital of the Company (as to Issue Price) giving the right to attend and vote at general meetings of the Company, that meeting may be convened by such shorter notice and in such manner as those members or their proxies may think fit.

18.5	The accidental omission to give notice of a meeting to, or the non-receipt of a notice of a meeting by, any member entitled to receive notice shall not invalidate the proceedings at any meeting.

Color Star Technology Co., Ltd.

18.6	All business that is transacted at an extraordinary general meeting and all that is transacted at any annual general meeting, with the exception of the sanctioning of a dividend and the consideration of the accounts, balance sheet, the annual report of the Directors and the Auditors’ report shall be deemed to be special.

18.7	When all members entitled to be present and vote sign either personally or by proxy the minutes of a general meeting, the same shall be deemed to have been duly held notwithstanding that the members have not actually come together or that there may have been technical defects in the proceedings and a resolution in writing (in one or more counterparts) signed by all members personally, or in the case of a company or other entity which is a member, by any person authorised to sign on its behalf, shall be as valid and effectual as if it had been passed at a meeting of the members duly called and constituted.

19	Proceedings at General Meetings

19.1	No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business; two (2) members present in person or by proxy shall be a quorum provided always that if the Company has one member of record the quorum shall be that one (1) member present in person or by proxy.

19.2	If, within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of member(s), shall be dissolved; in any other case it shall stand adjourned to the same day in the next week, at the same time and place or to such other day and at such other time and place as the Directors may determine and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the members present shall be a quorum.

19.3	The chairman, if any, of the board of Directors shall preside as Chairman at every general meeting of the Company, or if there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the holding of the meeting or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

19.4	If at any meeting no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for holding the meeting, the members present shall choose one of their number to be chairman of the meeting.

Color Star Technology Co., Ltd.

19.5	The chairman may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

19.6	At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded

(a)	by the chairman; or

(b)	by any member or members present in person or by proxy and representing not less than one tenth of the total voting rights of all the members having the right to vote at the meeting; or

(c)	by a member or members holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid-up (as to Issue Price) equal to not less than one tenth of the total sum paid up (as to Issue Price) on all the shares conferring that right.

19.7	Unless a poll be so demanded a declaration by the chairman that a resolution has on a show of hands been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or portion of the votes recorded in favour of or against such resolution. A demand for a poll may be withdrawn.

19.8	In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a casting vote.

19.9	A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time and in such manner as the chairman of the meeting directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. Any business other than that upon which a poll has been demanded may be proceeded with pending the taking of the poll.

Color Star Technology Co., Ltd.

19.10	If for so long as the Company has only one member:

(a)	in relation to a general meeting, the sole member or a proxy for that member or (if the member is a corporation) a duly authorized representative of that member is a quorum; and

(b)	the sole member may agree that any general meeting be called by shorter notice than that provided for by the Articles; and

(c)	all other provisions of the Articles apply with any necessary modification (unless the provision expressly provides otherwise).

20	Votes of Members

20.1	Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Articles (including without limitation any enhanced voting rights as may be provided for in Article 3), at any general meeting on a show of hands every holder of Class A Ordinary Shares present in person (or being a corporation, is present by a duly authorised representative), or by proxy shall have one (1) vote and every holder of Class B Ordinary Shares present in person (or being a corporation, is present by a duly authorised representative), or by proxy shall have twenty (20) votes per share; and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative shall have one (1) vote in the case of holders of Class A Ordinary Shares and twenty (20) votes in the case of holders of Class B Ordinary Shares for every share of which he is the holder, but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share. Notwithstanding anything contained in these Articles, where more than one proxy is appointed by a Member which is a clearing house or a central depository house (or its nominee(s)), each such proxy shall have one vote on a show of hands.

20.2	In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and for this purpose seniority shall be determined by the order in which the names stand in the Register.

20.3	A member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis, or other person in the nature of a committee, receiver or curator bonis appointed by that court, and any such committee, receiver, curator bonis or other person may, on a poll, vote by proxy.

20.4	No person shall be entitled to vote at any general meeting unless he is registered as a member in the Register on the date of such meeting and unless all calls or other sums presently payable by him in respect of shares of the Company have been paid.

Color Star Technology Co., Ltd.

20.5	No objection shall be raised to the qualifications of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairman of the meeting, whose decision shall be final and conclusive.

20.6	On a poll or on a show of hands votes may be given either personally or by proxy. On a poll, a member entitled to more than one vote need not, if he votes, use all his votes or cast all votes he uses the same way.

21	Proxies

21.1	The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised. A proxy need not be a member of the Company. Deposit or delivery of a form of appointment of a proxy does not preclude a member from attending and voting at the meeting or at any adjournment of it.

21.2	The instrument appointing a proxy shall be deposited at the registered office or the Registration Office or at such other place as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting, or adjourned meeting, provided that the chairman of the meeting may at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited upon receipt of confirmation from the appointor that the instrument of proxy duly signed is in the course of transmission to the Company. The Directors may require the production of any evidence which they consider necessary to determine the validity of any appointment pursuant to this Article.

21.3	The instrument appointing a proxy may be in any form acceptable to the Directors and may be expressed to be for a particular meeting and/or any adjournment thereof or generally until revoked.

21.4	The instrument appointing a proxy shall be deemed to confer authority to demand and to join in demanding a poll.

21.5	A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed or the transfer of the share in respect of which the proxy is given, provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at the registered office before the commencement of the meeting or adjourned meeting at which the proxy is used.

Color Star Technology Co., Ltd.

22	Corporations Acting by Representatives at Meetings and Clearing House

22.1	Any corporation which is a member may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member.

22.2	If a Clearing House (or its nominee(s)) or a central depository entity, being a corporation, is a member, it may authorise such persons, as it thinks fit as its representatives at any meeting of the Company or at any meeting of any class of member provided that the authorisation shall specify the number and class of shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House or central depository entity (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by the Clearing House or central depository entity (or its nominee(s)) including the right to vote.

23	Directors

23.1	There shall be a board of Directors consisting of at least one person. There is no age limit for Directors.

23.2	The first Directors shall be determined in writing by the subscriber to the Memorandum of the Company.

23.3	The remuneration to be paid to the Directors shall be such remuneration as the Directors shall determine. Such remuneration shall be deemed to accrue from day to day. The Directors may also be paid travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings of the Company or in connection with the business of the Company or the discharge of their duties as a Director, or receive a fixed allowance in respect thereof as may be determined by the Directors from time to time or a combination of partly of one such method and partly the other. The Directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any existing Director or any Director who has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

23.4	The shareholding qualification for Directors may be fixed by the Company in general meeting, and unless and until so fixed no qualification shall be required.

Color Star Technology Co., Ltd.

23.5	A Director or alternate Director may be or become a Director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested as shareholder or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a Director or officer of, or from his interest in, such other company unless the Company otherwise directs in general meeting.

23.6	The Directors may by resolution award special remuneration to any Director undertaking any special work or services which in the opinion of the Directors are beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel or attorney-at-law to the Company, or otherwise serves it in a professional capacity, shall be in addition to his remuneration as a Director.

23.7	A Director or alternate Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director; provided that nothing herein obtained shall authorise a Director or alternate Director or his firm to act as Auditor of the Company.

24	Alternate Directors and Proxy Directors

24.1	A Director may by writing appoint any person to be an alternate Director in his place. Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors. The person so appointed shall be entitled to attend, speak and vote at meetings of the Directors, and at all meetings of committees of Directors that his appointor is a member of, when the Director appointing him is not personally present and to sign any written resolution of the Directors and shall automatically vacate his office on the expiration of the term for or the happening of the event until which he is by the terms of his appointment to hold office or if the appointor in writing revokes the appointment or himself ceases for any reason to hold office as a Director. An appointment of an alternate Director under this Article shall not prejudice the right of the appointor to attend and vote at meetings of the Directors and the powers of the alternate Director shall automatically be suspended during such time as the Director appointing him is himself present in person at a meeting of the Directors. An alternate Director shall be deemed to be appointed by the Company and not deemed to be the agent of the Director appointing him and shall alone be responsible for his own acts and defaults.

24.2	A Director may be represented at any meetings of the Directors by a proxy appointed by him in which event the presence or vote of the proxy shall for all purposes be deemed to be that of the Director.

24.3	The provisions of these Articles applicable to alternate Directors shall mutatis mutandis apply to the appointment of proxies by Directors, save that any person appointed as a proxy pursuant to paragraph 24.2 above shall be the agent of the Director, and not an officer of the Company.

Color Star Technology Co., Ltd.

25	Powers and Duties of Directors

25.1	The business of the Company shall be managed by the Directors (or a sole Director if only one is appointed) who may exercise all the powers of the Company save where inconsistent with the Act or these Articles PROVIDED HOWEVER that no regulations made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that regulation had not been made. The powers given by this Article shall not be limited by any special power given to the Directors by the Articles and a meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

25.2	Without limitation, the Directors may exercise all the powers of the Company to borrow or raise monies, and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock, and other securities whether outright or as security for any debt liability or obligation of the Company or of any third party.

25.3	All cheques, promissory notes, drafts, bills of exchange or other negotiable instruments, and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Directors shall from time to time determine by resolution.

25.4	The Directors shall cause minutes to be made in books provided for the purpose:

(a)	of all appointments of officers made by the Directors;

(b)	of the names of the Directors or their alternates present at each meeting of the Directors and of any committee of the Directors;

(c)	of all resolutions and proceedings at all meetings of the Company, and of the Directors, and of committees of Directors.

25.5	The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependents and make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

Color Star Technology Co., Ltd.

26	Director or Officer Contracting with Company

26.1	No Director or officer shall be disqualified by his office from contracting and/or dealing with the Company as vendor, purchaser or otherwise; nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director or officer shall be in any way interested be or be liable to be avoided; nor shall any Director or officer so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director or officer holding that office or the fiduciary relationship thereby established; provided that the nature of his interest must be disclosed by him at the meeting of the Directors at which the contract or arrangement is considered if his interest then exists, or in any other case, at the first meeting of the Directors after the acquisition of his interest. A Director, having disclosed his interest as aforesaid, shall be counted in the quorum and shall be entitled to vote as a Director in respect of any contract or arrangement in which he is so interested as aforesaid.

26.2	A general notice that a Director is a member of a specified firm or company and is to be regarded as interested in all transactions with that firm or company shall be a sufficient disclosure under the immediately preceding Article as regards such Director and the said transactions and after such general notice it shall not be necessary for such Director to give a special notice relating to any particular transaction with that firm or company. An interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

26.3	A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine.

26.4	A Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

27	Appointment and Removal of Directors

27.1	The Directors shall have power at any time and from time to time to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors but so that the total number of Directors (exclusive of alternate Directors) shall not at any time exceed the number fixed in accordance with these Articles.

27.2	The holder or holders of more than half of the paid-up share capital of the Company (as to Issue Price) giving the right to attend and vote at general meetings of the Company may appoint any person to be a Director and may in like manner remove any Director and may in like manner appoint another person in his stead.

27.3	The Company may from time to time, by Ordinary Resolution, set, increase or reduce the maximum number of Directors who may constitute the board of Directors.

Color Star Technology Co., Ltd.

27.4	The office of Director shall be vacated if the Director:

(a)	is prohibited by law from serving as Director;

(b)	becomes bankrupt or makes any arrangement or composition with his creditors; or

(c)	dies or is found to be or becomes of unsound mind; or

(d)	resigns his office by notice in writing to the Company or otherwise pursuant to any agreement between the Company and such Director; or

(e)	is removed from office by notice of the holder or holders of more than half of the paid-up share capital of the Company (as to Issue Price) giving the right to attend and vote at general meetings of the Company notwithstanding anything in the Articles or any agreement between the Company and such Director;

(f)	is requested by all the other Directors (numbering at least two) to resign; or

(g)	if he absents himself (without being represented by proxy or an alternate Director appointed by him) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and they pass a resolution that he has by reason of such absence vacated office.

28	Proceedings of Directors

28.1	The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes, the chairman shall have a second or casting vote. A Director may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors. Every Director shall receive notice of a board meeting. Notice of a board meeting is deemed to be duly given to a Director if it is given to him personally or by word of mouth or by electronic communication to an address given by him to the Company for that purpose or sent in writing to him at his last known address or other address given by him to the Company for that purpose. A Director or his alternate may waive the requirement that notice be given to the Director of a meeting of the board of Directors or committee of the Directors, either prospectively or retrospectively.

28.2	The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed shall be two, a Director and his appointed alternate Director being considered only one person for this purpose, PROVIDED ALWAYS that if there shall at any time be only a sole Director the quorum shall be one. One person may represent more than one Director by alternate and for the purposes of determining whether or not a quorum is present and voting each appointment of an alternate shall be counted.

Color Star Technology Co., Ltd.

28.3	The continuing Directors or sole continuing Director may act notwithstanding any vacancy in their body but, if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors, the continuing Directors or Director may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

28.4	The Directors may elect a chairman of their meetings and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

28.5	A committee may elect a chairman of its meetings; if no such chairman is elected, or if at any meeting the chairman is not present the members present may choose one of their number to be chairman of the Meeting.

28.6	A committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in the case of an equality of votes the chairman shall have a second or casting vote.

28.7	All acts done by any meeting of the Directors or of a committee of the Directors (including any person acting as an alternate Director) shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or alternate Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director or alternate Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

28.8	A resolution in writing (in one or more counterparts), signed by all the Directors for the time being or all the members of a committee of Directors (a person being an alternate Director for one or more Directors being entitled to sign such resolution on behalf of each appointor) shall be as valid and effectual as if it had been passed at a meeting of the Directors or committee as the case may be duly convened and held.

28.9	Any Director or Directors or any committee thereof may participate in any meeting of the board of Directors or of such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting. All business transacted in this way by the Directors or a committee of Directors is for the purpose of the Articles deemed to be validly and effectively transacted at a meeting of the Directors or of a committee of Directors although fewer than two Directors or alternate Directors are physically present at the same place.

Color Star Technology Co., Ltd.

28.10	If and for so long as there is a sole Director of the Company:

(a)	he may exercise all powers conferred on the Directors by the Articles by any means permitted by the Articles or the Act;

(b)	the quorum for the transaction of business is one; and

(c)	all other provisions of the Articles apply with any necessary modification (unless the provision expressly provides otherwise).

29	Managing Director

29.1	The Directors may from time to time appoint one or more of their body to the office of managing director for such period and on such terms as they think fit and, subject to the terms of any agreement entered into in any particular case, may revoke such appointment. A Director so appointed shall be subject to the same provisions as regards removal and disqualification as the other Directors and his appointment shall be automatically determined if he ceases for any cause to be a Director.

29.2	A managing director shall receive such remuneration (whether by way of salary, commission or participation in profits, or partly in one way and partly in another) as the Directors may determine.

29.3	The Directors may entrust to and confer upon a managing director any powers, authorities and discretions exercisable by them upon such terms and conditions and with such restrictions as they may think fit, and either collaterally with or to the exclusion of their own powers and may from time to time revoke, alter, withdraw or vary all or any of such powers.

30	Presumption of Assent

A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

Color Star Technology Co., Ltd.

31	Management

31.1	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they think fit and the provisions contained in the three next following Articles shall be without prejudice to the general powers conferred by this Article.

31.2	The Directors from time to time and at any time may establish any committees, boards or agencies, may appoint any persons to be members of such committees or boards, may appoint any managers or agents, and may fix their remuneration. Any committee so formed shall in the exercise of powers so delegated conform to any regulations that may be imposed on it by the Directors.

31.3	The Directors from time to time and at any time may delegate to any such committee, board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such board, or any of them, to fill up any vacancy therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit, and the Directors may at any time remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby. Where a provision of the Articles refers to the exercise of a power, authority or discretion by the Directors and that power, authority or discretion has been delegated by the Directors to a committee, the provision shall be construed as permitting the exercise of the power, authority or discretion by the committee.

31.4	The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

31.5	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in them.

32	Officers

32.1	Officers of the Company may be elected by the Company in general meeting or appointed by the Directors and may consist of a president, one or more vice presidents, a Secretary, one or more assistant secretaries, a treasurer, one or more assistant treasurers and such other officers as the Company in general meeting or the Directors may from time to time think necessary and all such officers shall perform such duties as may be prescribed by the Company in general meeting or the Directors. They shall hold office until their successors are elected or appointed but any officer may be removed at any time by the Company in general meeting or by the Directors. If any office becomes vacant the Company in general meeting or the Directors may fill the same. Any person may hold more than one of these offices and no officer need be a member or Director.

Color Star Technology Co., Ltd.

33	The Seal

33.1	The Company may, if the Directors so determine, have a Seal. The Directors shall provide for the safe custody of the Seal which shall only be used with the authority of the Directors or a committee of the Directors authorised in that regard. Every instrument to which the Seal shall be affixed shall be signed by a Director or other person authorised by the Directors for that purpose. Notwithstanding the provisions hereof, a Director, Secretary or other officer may affix the Seal to returns, lists, notices, certificates or any other documents required to be authenticated by him under Seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere under his signature alone.

33.2	The Company may exercise the powers conferred by the Act with regard to having a duplicate seal for use abroad and such powers shall be vested in the Directors.

34	Dividends and Reserve

34.1	Subject to the Act and these Articles, the Directors may from time to time declare dividends (including interim dividends) and distributions on issued shares of the Company and authorise payment of the same out of funds of the Company lawfully available therefor.

34.2	No dividend or distribution shall be paid except out of the profits of the Company, realised or unrealised, or out of the share premium account or as otherwise permitted by the Act.

34.3	The Directors may, before declaring any dividends or distributions, set aside such sums as they think proper as a reserve or reserves which shall at the discretion of the Directors be applicable for any purpose of the Company and pending such application may, at the like discretion, be employed in the business of the Company.

34.4	Subject to the rights of persons, if any, entitled to shares with special rights as to dividends or distributions, if dividends or distributions are to be declared on a class of shares they shall be declared and paid according to the amounts paid or credited as paid on the shares of such class issued on the record date for such dividend or distribution but no amount paid or credited as paid on a share in advance of calls shall be treated for the purposes of this Article as paid on the share. If at any time the share capital is divided into different classes of shares the Directors may pay dividends on shares which confer deferred or non-preferred rights with regard to dividends as well as on shares which confer preferential rights with regard to dividends, but no dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears. The Directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears that there are sufficient funds of the Company lawfully available for distribution to justify the payment. Provided the Directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of a dividend on any shares having deferred or non-preferred rights.

Color Star Technology Co., Ltd.

34.5	The Directors may deduct from any dividend or distribution payable to any member all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

34.6	The Directors may declare that any dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular of paid-up shares (as to issue price), debentures or debenture stock of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all members and may vest any such specific assets in trustees as may seem expedient to the Directors.

34.7	Any dividend, distribution, interest or other monies payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder, or, in the case of joint holders, to the holder who is first named on the Register or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any dividends, distributions, bonuses or other monies payable in respect of the shares held by them as joint holders.

34.8	No dividend or distribution shall bear interest against the Company, save as otherwise provided.

34.9	Except as otherwise provided by the rights attached to any shares, dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

34.10	The Directors may, before resolving to pay any dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

34.11	Any dividend or distribution which cannot be paid to a member and/or which remains unclaimed after six months from the date on which such dividend or distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the dividend or distribution shall remain as a debt due to the Member. Any dividend or distribution which remains unclaimed after a period of six years from the date on which such dividend or distribution becomes payable shall be forfeited and shall revert to the Company.

35	Accounts

35.1	The Directors shall cause proper books of account to be kept with respect to:

(a)	all sums of money received and expended by the Company and the matters in respect of which the receipt and expenditure takes place;

(b)	all sales and purchases of goods by the Company; and

(c)	the assets and liabilities of the Company.

Color Star Technology Co., Ltd.

35.2	Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

35.3	The books of account shall be kept at such place or places as the Directors think fit, and shall always be open to the inspection of the Directors. The books of accounts shall be retained for five (5) years from the date of their preparation, or such other period as specified by the Act.

35.4	The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of members not being Directors and no member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Act or authorised by the Directors or by the Company in general meeting.

35.5	The Directors shall from time to time cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by Act.

36	Audit

36.1	The Directors may appoint an Auditor or Auditors on such terms as the Directors determine who shall hold office until otherwise resolved.

36.2	Every Auditor shall have the right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

36.3	Auditors shall at any time during their term of office, upon request of the Directors or any general meeting of the members, make a report on the accounts of the Company in general meeting during their tenure of office.

37	Fiscal Year

The fiscal year of the Company shall end on the 30th day of June in each year unless the Directors prescribe some other period therefor.

Color Star Technology Co., Ltd.

38	Capitalisation of Profit and Share Premium

38.1	The Directors or the Company in general meeting, by Ordinary Resolution upon the recommendation of the Directors, may resolve that it is desirable to capitalise any part of the amount for the time being standing to the credit of any of the Company’s reserve accounts (including, without limitation, the share premium account and capital redemption reserve fund) or to the credit of the profit and loss account or otherwise available for distribution, and accordingly that such sum be set free from distribution amongst the members who would have been entitled thereto if distributed by way of dividend and in the same proportions on condition that the same be not paid in cash but be applied in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares or debentures of the Company to be allotted and distributed credited as fully paid-up (as to Issue Price) to and amongst such members in the proportions aforesaid, or partly in the one way and partly in the other, and the Directors shall give effect to such resolution. Provided that a share premium account and a capital redemption reserve fund may, for the purpose of this Article, only be applied in the paying up of unissued shares to be issued to members of the Company as fully paid bonus shares.

38.2	Whenever such a resolution as aforesaid shall have been passed, the Directors shall make all appropriations and applications of the undivided profits resolved to be capitalised thereby, and all allotments and issues of fully paid shares or debentures, if any, and generally shall do all acts and things required to give effect thereto, with full power to the Directors to make such provision by the issue of fractional certificates or by payment in cash or otherwise as they think fit for the class of shares or debentures becoming distributable in fractions, and also to authorise any person to enter into, on behalf of all the members entitled thereto, an agreement with the Company providing for the allotment to them respectively, credited as fully paid-up (as to Issue Price), of any further shares or debentures to which they may be entitled upon such capitalisation, or (as the case may require) for the payment up by the Company on their behalf, by the application thereto of their respective proportions of the profits resolved to be capitalised of the amounts or any part of the amounts remaining unpaid on their existing shares, and any agreement made under such authority shall be effective and binding on all such members.

38.3	The Directors shall in accordance with the Act establish a share premium account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share and may treat any contributed capital or capital surplus as if it were credited to such account. There shall be debited to any share premium account:

(a)	on the redemption or purchase of a share the difference between the nominal value of such share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Act, out of capital; and

(b)	any other amounts paid out of any share premium account as permitted by the Act.

Color Star Technology Co., Ltd.

39	Record Date

39.1	For the purpose of determining members entitled to attend meetings, receive payment of any Dividend or capitalisation or for any other purpose, the Directors may provide that the Register may, after compliance with any notice requirement of the Designated Stock Exchange, be suspended or closed for transfers for a stated period which shall not in any case exceed thirty (30) days in any year as the Directors may determine. In lieu of, or apart from, closing the Register, the Directors may fix in advance or arrears a date as the record date for any such determination of members provided that the record date for a meeting may not be earlier than the date of notice of such meeting.

39.2	If the Register is not so closed and no record date is fixed for the determination of members entitled to attend meetings, receive payment of a Distribution or capitalisation, the date on which the notice of the meeting is given or resolution of the Directors declaring such Dividend or capitalisation is adopted, as the case may be, shall be the record date for such determination of members.

39.3	A determination of the members of record entitled to notice of or to vote at a meeting of the members shall apply at any adjournment of the meeting, provided however, that the Directors may fix a new record date for the adjourned meeting.

40	Notices

40.1	A notice may be given by the Company to any member either personally or by sending it by courier, post, cable, telex, telefax or e-mail to him or to his registered address, or (if he has no registered address) to the address, if any, within or without the Cayman Islands supplied by him to the Company for the giving of notice to him. A notice may also be served by advertisement in appropriate newspapers in accordance with the requirements of the Designated Stock Exchange or, to the extent permitted by the applicable laws, by placing it on the Company’s website and giving to the member a notice stating that the notice and other document(s) are available there (a “notice of availability”). The notice of availability may be given to the member by any of the means set out above.

40.2	Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre-paying and posting a letter containing the notice, and to have been effected in the case of a notice of a meeting at the expiration of fourteen days after the letter containing the same is posted, and in any other case at the time at which the letter would be delivered in the ordinary course of post. Any letter sent to an address outside the Cayman Islands shall be sent by courier or airmail.

40.3	Where a notice is sent by cable, telex, telefax or e-mail, service of the notice shall be deemed to be effected by properly addressing and sending such notice and to have been effected on the day received or, if such day is not a working day, on the next working day.

Color Star Technology Co., Ltd.

40.4	A notice may be given by the Company to the person or persons where the Company has been advised are entitled to a share in consequence of the death or bankruptcy of a member by sending it through the post in prepaid letter addressed to them by name, or by the title of representatives of the deceased or trustee of the bankrupt, or by any like description, at the address, if any, within or without the Cayman Islands supplied for that purpose by the persons claiming to be so entitled, or (until such an address has been supplied) by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

40.5	A notice shall be sufficiently given by the Company to the joint holders of record of a share by giving the notice to the joint holder first named on the Register in respect of the share.

40.6	Notice of every general meeting shall be given in any manner hereinbefore authorised to:

(a)	every person shown as a member in the Register subject, in each case, to the immediately preceding Article; and

(b)	every person upon whom the ownership of a share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a member where the member but for his death or bankruptcy would be entitled to receive notice of the meeting.

40.7	No other person shall be entitled to receive notices of general meetings.

40.8	A member who is present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the Company shall be deemed to have received notice of the meeting, and, where requisite, of the purpose for which it was called.

40.9	Every person who becomes entitled to any share shall be bound by any notice in respect of that share which, before his name is entered in the Register, has been given to the person from whom he derives his title.

40.10	Subject to the rights attached to shares, the Directors may fix any date as the record date for a dividend, allotment or issue. The record date may be on or at any time before or after a date on which the dividend, allotment or issue is declared, made or paid.

Color Star Technology Co., Ltd.

41	Winding Up

41.1	If the Company is, or is likely to become, unable to pay its debts, the Directors shall have power to present a winding up petition in the name of the Company and/or to apply for the appointment of provisional liquidators in respect of the Company.

41.2	Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares, if the Company shall be wound up, the liquidator may, with the sanction of an Ordinary Resolution of the Company and any other sanction required by law, divide amongst the members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the members as the liquidator, with the like sanction, shall think fit, but so that no member shall be compelled to accept any shares or other securities whereon there is any liability.

41.3	Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares, if the Company shall be wound up and the assets available for distribution amongst the members as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively. And if in a winding up the assets available for distribution amongst the members shall be more than sufficient to repay the whole of the capital at the commencement of the winding up, the excess shall be distributed amongst the members in proportion to the capital at the commencement of the winding up paid up on the shares held by them respectively. But this Article is to be without prejudice to the rights of the holders of shares issued upon special terms and conditions.

42	Indemnity

42.1	Every Director, Secretary, or other officer of the Company (including alternate directors, proxy directors and former directors and officers), any trustee for the time being acting in relation to the Company (including any nominee shareholder holding shares in the Company) and their heirs and personal representatives (each an “Indemnified Person”) shall be entitled to be indemnified out of the assets of the Company against all actions, proceedings, costs, damages, expenses, claims, losses or liabilities which they or any of them may sustain or incur by reason of any act done or omitted in or about the execution of the duties of their respective offices or trusts or otherwise in relation thereto, including any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgement is given in his favour or in which he is acquitted except to the extent that any of the foregoing arise through his dishonesty.

Color Star Technology Co., Ltd.

42.2	No Indemnified Person shall be liable (a) for any loss, damage or misfortune whatsoever which may happen to or be incurred by the Company in the execution of the duties, powers, authorities or discretions of his office or in relation thereto, (b) for the acts, receipts, neglects, defaults or omissions of any other such Director or person or (c) by reason of his having joined in any receipt for money not received by him personally or (d) for any loss on account of defect of title to any property of the Company or (e) on account of the insufficiency of any security in or upon which any money of the Company shall be invested or (f) for any loss incurred through any bank, broker or other agent or (g) for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on his part or (h) for any other loss or damage due to any such cause as aforesaid except to the extent that any of the foregoing arise through his dishonesty.

42.3	The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

42.4	The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

43	Registration by Way of Continuation

43.1	The Company, if registered as an exempted company under the Act, may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands which permits or does not prohibit the transfer of the Company to such jurisdiction.

43.2	In furtherance of a resolution passed pursuant to the immediately preceding Article, the Directors shall cause an application to be made to the Registrar of Companies to de-register the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

Color Star Technology Co., Ltd.

44	Disclosure

The Directors and the officers including any secretary or assistant secretary and/or any its service providers (including the registered office provider for the Company), shall be entitled to disclose to any regulatory or judicial authority, or to any stock exchange on which the shares may from time to time be listed, any information regarding the affairs of the Company including, without limitation, any information contained in the Register and books of the Company.

45	Merger and Consolidation

The Company shall, with the approval of a Special Resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Act), upon such terms as the Directors may determine.

46	Amendment to Articles

The Company may from time to time alter or add to these Articles by passing a Special Resolution.

Appendix B

COLOR STAR TECHNOLOGY CO., LTD.
2024 Equity Incentive Plan

1. Purpose. The purpose of the Color Star Technology Co., Ltd. 2024 Equity Incentive Plan is to provide a means through which the Company and its Affiliates may attract and retain key personnel and to provide a means whereby directors, officers, managers, employees, consultants and advisors (and prospective directors, officers, managers, employees, consultants and advisors) of the Company and its Affiliates can acquire and maintain an equity interest in the Company, or be paid incentive compensation, which may (but need not) be measured by reference to the value of Ordinary shares, thereby strengthening their commitment to the welfare of the Company and its Affiliates and aligning their interests with those of the Company’s stockholders.

2. Definitions. The following definitions shall be applicable throughout this Plan:

(a) “Affiliate” means (i) any person or entity that directly or indirectly controls, is controlled by or is under common control with the Company and/or (ii) to the extent provided by the Committee, any person or entity in which the Company has a significant interest as determined by the Committee in its discretion. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any person or entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person or entity, whether through the ownership of voting or other securities, by contract or otherwise.

(b) “Award” means, individually or collectively, any Incentive Stock Option, Nonqualified Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Stock Bonus Award and Performance Compensation Award granted under this Plan.

(c) “Board” means the Board of Directors of the Company.

(d) “Business Combination” has the meaning given such term in the definition of “Change in Control.”

(e) “Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in New York City are authorized or obligated by federal law or executive order to be closed.

(f) “Cause” means, in the case of a particular Award, unless the applicable Award agreement states otherwise, (i) the Company or an Affiliate having “cause” to terminate a Participant’s employment or service, as defined in any employment or consulting agreement or similar document or policy between the Participant and the Company or an Affiliate in effect at the time of such termination or (ii) in the absence of any such employment or consulting agreement, document or policy (or the absence of any definition of “Cause” contained therein), (A) a continuing material breach or material default (including, without limitation, any material dereliction of duty) by Participant of any agreement between the Participant and the Company, except for any such breach or default which is caused by the physical disability of the Participant (as determined by a neutral physician), or a continuing failure by the Participant to follow the direction of a duly authorized representative of the Company; (B) gross negligence, willful misfeasance or breach of fiduciary duty by the Participant; (C) the commission by the Participant of an act of fraud, embezzlement, misappropriation of the Company or its Affiliate’s assets or any felony or other crime of dishonesty in connection with the Participant’s duties; (D) conviction of the Participant of a felony or any other crime that would materially and adversely affect: (i) the business reputation of the Company or (ii) the performance of the Participant’s duties to the Company, or (E) failure by a Participant to follow the lawful directions of a superior officer or the Board. Any determination of whether Cause exists shall be made by the Committee in its sole discretion.

(g) “Change in Control” shall, in the case of a particular Award, unless the applicable Award agreement states otherwise or contains a different definition of “Change in Control,” be deemed to occur upon:

(i) An acquisition (whether directly from the Company or otherwise) of any voting securities of the Company (the “Voting Securities”) by any “Person” (as the term person is used for purposes of Section 13(d) or 14(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)), immediately after which such Person has ownership of more than one-half (1/2) of the combined voting power of the Company’s then outstanding Voting Securities.

(ii) The individuals who constitute the members of the Board cease, by reason of a financing, merger, combination, acquisition, takeover or other non-ordinary course transaction affecting the Company, to constitute at least forty percent (40%) of the members of the Board; or

(iii) The consummation of any of the following events:

(A) A merger, consolidation or reorganization involving the Company, where either or both of the events described in clauses (i) or (ii) above would be the result;

(B) A liquidation or dissolution of or appointment of a receiver, rehabilitator, conservator or similar person for, or the filing by a third party of an involuntary bankruptcy against, the Company; provided, however, that to the extent necessary to comply with Section 409A of the Code, the occurrence of an event described in this subsection (B) shall not permit the settlement of Restricted Stock Units granted under this Plan; or

(C) An agreement for the sale or other disposition of all or substantially all of the assets of the Company to any Person (other than a transfer to a subsidiary of the Company).

(h) “Closing Price” means (A) during such time as the Ordinary shares are registered under Section 12 of the Exchange Act, the closing price of the Ordinary shares as reported by an established stock exchange or automated quotation system on the day for which such value is to be determined, or, if no sale of the Ordinary shares shall have been made on any such stock exchange or automated quotation system that day, on the next preceding day on which there was a sale of such Ordinary shares, or (B) during any such time as the Ordinary shares are not listed upon an established stock exchange or automated quotation system, the mean between dealer “bid” and “ask” prices of the Ordinary shares in the over-the-counter market on the day for which such value is to be determined, as reported by the Financial Industry Regulatory Authority, Inc., or (C) during any such time as the Ordinary shares cannot be valued pursuant to (A) or (B) above, the fair market value shall be as determined by the Committee considering all relevant information including, by example and not by limitation, the services of an independent appraiser.

(i) “Code” means the Internal Revenue Code of 1986, as amended, and any successor thereto. References in this Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations or guidance.

(j) “Committee” means a committee of at least two people as the Board may appoint to administer this Plan or, if no such committee has been appointed by the Board, the Board. Unless altered by an action of the Board, the Committee shall be the Compensation Committee of the Board.

(k) “Ordinary shares” means the Class A ordinary shares, par value $0.04 per share, of the Company (and any stock or other securities into which such ordinary shares may be converted or into which they may be exchanged).

(l) “Company” means Color Star Technology Co., Ltd., a Cayman Islands exempted company, together with its successors and assigns.

(m) “Date of Grant” means the date on which the granting of an Award is authorized, or such other date as may be specified in such authorization.

(n) “Disability” means a “permanent and total” disability incurred by a Participant while in the employ of the Company or an Affiliate. For this purpose, a permanent and total disability shall mean that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months.

(o) “Effective Date” means the date when the Plan is adopted by the Board.

(p) “Eligible Director” means a person who is (i) a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act, and (ii) an “outside director” within the meaning of Section 162(m) of the Code.

(q) “Eligible Person” means any (i) individual employed by the Company or an Affiliate; provided, however, that no such employee covered by a collective bargaining agreement shall be an Eligible Person unless and to the extent that such eligibility is set forth in such collective bargaining agreement or in an agreement or instrument relating thereto; (ii) director of the Company or an Affiliate; (iii) consultant or advisor to the Company or an Affiliate, provided that if the Securities Act applies such persons must be eligible to be offered securities registrable on Form S-8 under the Securities Act; or (iv) prospective employees, directors, officers, consultants or advisors who have accepted offers of employment or consultancy from the Company or its Affiliates (and would satisfy the provisions of clauses (i) through (iii) above once he or she begins employment with or begins providing services to the Company or its Affiliates).

(r) “Exchange Act” has the meaning given such term in the definition of “Change in Control,” and any reference in this Plan to any section of (or rule promulgated under) the Exchange Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations or guidance.

(s) “Exercise Price” has the meaning given such term in Section 7(b) of this Plan.

(t) “Fair Market Value”, unless otherwise provided by the Committee in accordance with all applicable laws, rules regulations and standards, means, on a given date, (i) if the Ordinary shares (A) are listed on a national securities exchange or (B) are not listed on a national securities exchange, but is quoted by the OTC Markets Group, Inc. (www.otcmarkets.com) or any successor or alternative recognized over-the-counter market or another inter-dealer quotation system, on a last sale basis, the average selling price of the Ordinary shares reported on such national securities exchange or other inter-dealer quotation system, determined as the arithmetic mean of such selling prices over the thirty (30)-Business Day period preceding the Date of Grant, weighted based on the volume of trading of such Ordinary shares on each trading day during such period; or (ii) if the Ordinary shares are not listed on a national securities exchange or quoted in an inter-dealer quotation system on a last sale basis, the amount determined by the Committee in good faith to be the fair market value of the Ordinary shares.

(u) “Immediate Family Members” shall have the meaning set forth in Section 15(b) of this Plan.

(v) “Incentive Stock Option” means an Option that is designated by the Committee as an incentive stock option as described in Section 422 of the Code and otherwise meets the requirements set forth in this Plan.

(w) “Indemnifiable Person” shall have the meaning set forth in Section 4(e) of this Plan.

(x) “Intellectual Property Products” shall have the meaning set forth in Section 15(c) of this Plan.

(y) “Mature Shares” means Ordinary shares owned by a Participant that are not subject to any pledge or security interest and that have been either previously acquired by the Participant on the open market or meet such other requirements, if any, as the Committee may determine are necessary in order to avoid an accounting earnings charge on account of the use of such shares to pay the Exercise Price or satisfy a withholding obligation of the Participant.

(z) “Negative Discretion” shall mean the discretion authorized by this Plan to be applied by the Committee to eliminate or reduce the size of a Performance Compensation Award consistent with Section 162(m) of the Code.

(aa) “Nonqualified Stock Option” means an Option that is not designated by the Committee as an Incentive Stock Option.

(bb) “Option” means an Award granted under Section 7 of this Plan.

(cc) “Option Period” has the meaning given such term in Section 7(c) of this Plan.

(dd) “Outstanding Company Ordinary shares” has the meaning given such term in the definition of “Change in Control.”

(ee) “Outstanding Company Voting Securities” has the meaning given such term in the definition of “Change in Control.”

(ff) “Participant” means an Eligible Person who has been selected by the Committee to participate in this Plan and to receive an Award pursuant to Section 6 of this Plan.

(gg) “Performance Compensation Award” shall mean any Award designated by the Committee as a Performance Compensation Award pursuant to Section 11 of this Plan.

(hh) “Performance Criteria” shall mean the criterion or criteria that the Committee shall select for purposes of establishing the Performance Goal(s) for a Performance Period with respect to any Performance Compensation Award under this Plan.

(ii) “Performance Formula” shall mean, for a Performance Period, the one or more objective formulae applied against the relevant Performance Goal to determine, with regard to the Performance Compensation Award of a particular Participant, whether all, some portion but less than all, or none of the Performance Compensation Award has been earned for the Performance Period.

(jj) “Performance Goals” shall mean, for a Performance Period, the one or more goals established by the Committee for the Performance Period based upon the Performance Criteria.

(kk) “Performance Period” shall mean the one or more periods of time, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to, and the payment of, a Performance Compensation Award.

(ll) “Permitted Transferee” shall have the meaning set forth in Section 15(b) of this Plan.

(mm) “Person” has the meaning given such term in the definition of “Change in Control.”

(nn) “Plan” means this Color Star Technology Co., Ltd. 2024 Equity Incentive Plan , as amended from time to time.

(oo) “Retirement” means the fulfillment of each of the following conditions: (i) the Participant is good standing with the Company as determined by the Committee; (ii) the voluntary termination by a Participant of such Participant’s employment or service to the Company and (B) that at the time of such voluntary termination, the sum of: (1) the Participant’s age (calculated to the nearest month, with any resulting fraction of a year being calculated as the number of months in the year divided by 12) and (2) the Participant’s years of employment or service with the Company (calculated to the nearest month, with any resulting fraction of a year being calculated as the number of months in the year divided by 12) equals at least 62 (provided that, in any case, the foregoing shall only be applicable if, at the time of Retirement, the Participant shall be at least 55 years of age and shall have been employed by or served with the Company for no less than 5 years).

(pp) “Restricted Period” means the period of time determined by the Committee during which an Award is subject to restrictions or, as applicable, the period of time within which performance is measured for purposes of determining whether an Award has been earned.

(qq) “Restricted Stock Unit” means an unfunded and unsecured promise to deliver Ordinary shares, cash, other securities or other property, subject to certain restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of this Plan.

(rr) “Restricted Stock” means Ordinary shares, subject to certain specified restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of this Plan.

(ss) “SAR Period” has the meaning given such term in Section 8(c) of this Plan.

(tt) “Securities Act” means the Securities Act of 1933, as amended, and any successor thereto. Reference in this Plan to any section of the Securities Act shall be deemed to include any rules, regulations or other official interpretative guidance under such section, and any amendments or successor provisions to such section, rules, regulations or guidance.

(uu) “Stock Appreciation Right” or “SAR” means an Award granted under Section 8 of this Plan which meets all of the requirements of Section 1.409A-1(b)(5)(i) (B) of the Treasury Regulations.

(vv) “Stock Bonus Award” means an Award granted under Section 10 of this Plan.

(ww) “Strike Price” means, except as otherwise provided by the Committee in the case of Substitute Awards, (i) in the case of a SAR granted in tandem with an Option, the Exercise Price of the related Option, or (ii) in the case of a SAR granted independent of an Option, the Fair Market Value on the Date of Grant.

(xx) “Subsidiary” means, with respect to any specified Person:

(i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Outstanding Company Voting Securities (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(ii) any partnership or limited liability company (or any comparable foreign entity) (a) the sole general partner or managing member (or functional equivalent thereof) or the managing general partner of which is such Person or Subsidiary of such Person or (b) the only general partners or managing members (or functional equivalents thereof) of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

(yy) “Substitute Award” has the meaning given such term in Section 5(e).

(zz) “Treasury Regulations” means any regulations, whether proposed, temporary or final, promulgated by the U.S. Department of Treasury under the Code, and any successor provisions.

3. Effective Date; Duration. The Plan shall be effective as of the Effective Date, but no Award shall be exercised or paid (or, in the case of a stock Award, shall be granted unless contingent on stockholder approval) unless and until this Plan has been approved by the stockholders of the Company, which approval shall be within twelve (12) months after the Effective Date. The expiration date of this Plan, on and after which date no Awards may be granted hereunder, shall be the tenth anniversary of the Effective Date; provided, however, that such expiration shall not affect Awards then outstanding, and the terms and conditions of this Plan shall continue to apply to such Awards.

4. Administration.

(a) The Committee shall administer this Plan. To the extent required to comply with the provisions of Rule 16b-3 promulgated under the Exchange Act (if the Board is not acting as the Committee under this Plan) or necessary to obtain the exception for performance-based compensation under Section 162(m) of the Code, as applicable, it is intended that each member of the Committee shall, at the time he takes any action with respect to an Award under this Plan, be an Eligible Director. However, the fact that a Committee member shall fail to qualify as an Eligible Director shall not invalidate any Award granted by the Committee that is otherwise validly granted under this Plan. The acts of a majority of the members present at any meeting at which a quorum is present or acts approved in writing by a majority of the Committee shall be deemed the acts of the Committee. Whether a quorum is present shall be determined based on the Committee’s charter as approved by the Board.

(b) Subject to the provisions of this Plan and applicable law, the Committee shall have the sole and plenary authority, in addition to other express powers and authorizations conferred on the Committee by this Plan and its charter, to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; (iii) determine the number of Ordinary shares to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the terms and conditions of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Ordinary shares, other securities, other Awards or other property, or canceled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, Ordinary shares, other securities, other Awards or other property and other amounts payable with respect to an Award; (vii) interpret, administer, reconcile any inconsistency in, settle any controversy regarding, correct any defect in and/or complete any omission in this Plan and any instrument or agreement relating to, or Award granted under, this Plan; (viii) establish, amend, suspend, or waive any rules, conditions and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of this Plan; (ix) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, Awards; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of this Plan.

(c) The Committee may delegate to one or more officers of the Company or any Affiliate the authority to act on behalf of the Committee with respect to any matter, right, obligation, or election that is the responsibility of or that is allocated to the Committee herein, and that may be so delegated as a matter of law, except for grants of Awards to persons (i) subject to Section 16 of the Exchange Act or (ii) who are, or who are reasonably expected to be, “covered employees” for purposes of Section 162(m) of the Code.

(d) Unless otherwise expressly provided in this Plan, all designations, determinations, interpretations, and other decisions under or with respect to this Plan or any Award or any documents evidencing Awards granted pursuant to this Plan shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon all persons or entities, including, without limitation, the Company, any Affiliate, any Participant, any holder or beneficiary of any Award, and any stockholder of the Company.

(e) No member of the Board, the Committee, delegate of the Committee or any employee, advisor or agent of the Company or the Board or the Committee (each such person, an “Indemnifiable Person”) shall be liable for any action taken or omitted to be taken or any determination made in good faith with respect to this Plan or any Award hereunder. Each Indemnifiable Person shall be indemnified and held harmless by the Company against and from (and the Company shall pay or reimburse on demand for) any loss, cost, liability, or expense (including attorneys’ fees) that may be imposed upon or incurred by such Indemnifiable Person in connection with or resulting from any action, suit or proceeding to which such Indemnifiable Person may be a party or in which such Indemnifiable Person may be involved by reason of any action taken or omitted to be taken under this Plan or any Award agreement and against and from any and all amounts paid by such Indemnifiable Person with the Company’s approval, in settlement thereof, or paid by such Indemnifiable Person in satisfaction of any judgment in any such action, suit or proceeding against such Indemnifiable Person, provided, that the Company shall have the right, at its own expense, to assume and defend any such action, suit or proceeding and once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company’s choice. The foregoing right of indemnification shall not be available to an Indemnifiable Person to the extent that a final judgment or other final adjudication (in either case not subject to further appeal) binding upon such Indemnifiable Person determines that the acts or omissions of such Indemnifiable Person giving rise to the indemnification claim resulted from such Indemnifiable Person’s bad faith, fraud or willful criminal act or omission or that such right of indemnification is otherwise prohibited by law or by the Company’s Certificate of Incorporation or Bylaws. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such Indemnifiable Persons may be entitled under the Company’s Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any other power that the Company may have to indemnify such Indemnifiable Persons or hold them harmless.

(f) Notwithstanding anything to the contrary contained in this Plan, the Board may, in its sole discretion, at any time and from time to time, grant Awards and administer this Plan with respect to such Awards. In any such case, the Board shall have all the authority granted to the Committee under this Plan.

5. Grant of Awards; Shares Subject to this Plan; Limitations.

(a) The Committee may, from time to time, grant Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Stock Bonus Awards and/or Performance Compensation Awards to one or more Eligible Persons.

(b) Subject to Section 3, Section 11 and Section 12 of this Plan, the Committee is authorized to deliver under this Plan an aggregate of Eight Million (8,000,000) Ordinary Shares. Each Ordinary share subject to an Option or a Stock Appreciation Right will reduce the number of Ordinary shares available for issuance by one share, and each Ordinary share underlying an Award of Restricted Stock, Restricted Stock Units, Stock Bonus Awards and Performance Compensation Awards will reduce the number of Ordinary shares available for issuance by one shares.

(c) Ordinary shares underlying Awards under this Plan that are forfeited, cancelled, expire unexercised, or are settled in cash shall be available again for Awards under this Plan at the same ratio at which they were previously granted. Notwithstanding the foregoing, the following Ordinary shares shall not be available again for Awards under the Plan: (i) shares tendered or held back upon the exercise of an Option or settlement of an Award to cover the Exercise Price of an Award; (ii) shares that are used or withheld to satisfy tax obligations of the Participant; and (iii) shares subject to a Stock Appreciation Right that are not issued in connection with the stock settlement of the SAR upon exercise thereof.

(d) Ordinary shares delivered by the Company in settlement of Awards may be authorized and unissued shares, shares held in the treasury of the Company, shares purchased on the open market or by private purchase, or a combination of the foregoing.

(e) Subject to compliance with Section 1.409A-3(f) of the Treasury Regulations, Awards may, in the sole discretion of the Committee, be granted under this Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines (“Substitute Awards”). The number of Ordinary shares underlying any Substitute Awards shall be counted against the aggregate number of Ordinary shares available for Awards under this Plan.

6. Eligibility. Participation shall be limited to Eligible Persons who have entered into an Award agreement or who have received written notification from the Committee, or from a person designated by the Committee, that they have been selected to participate in this Plan.

7. Options.

(a) Generally. Each Option granted under this Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each Option so granted shall be subject to the conditions set forth in this Section 7, and to such other conditions not inconsistent with this Plan as may be reflected in the applicable Award agreement. All Options granted under this Plan shall be Nonqualified Stock Options unless the applicable Award agreement expressly states that the Option is intended to be an Incentive Stock Option. Notwithstanding any designation of an Option, to the extent that the aggregate Fair Market Value of Ordinary shares with respect to which Options designated as Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all plans of the Company or any Subsidiary) exceeds $100,000, such excess Options shall be treated as Nonqualified Stock Options. Incentive Stock Options shall be granted only to Eligible Persons who are employees of the Company and its Affiliates, and no Incentive Stock Option shall be granted to any Eligible Person who is ineligible to receive an Incentive Stock Option under the Code. No Option shall be treated as an Incentive Stock Option unless this Plan has been approved by the stockholders of the Company in a manner intended to comply with the stockholder approval requirements of Section 422(b)(1) of the Code, provided that any Option intended to be an Incentive Stock Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Option shall be treated as a Nonqualified Stock Option unless and until such approval is obtained. In the case of an Incentive Stock Option, the terms and conditions of such grant shall be subject to and comply with such rules as may be prescribed by Section 422 of the Code. If for any reason an Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, such Option or portion thereof shall be regarded as a Nonqualified Stock Option appropriately granted under this Plan.

(b) Exercise Price. The exercise price (“Exercise Price”) per Ordinary share for each Option shall not be less than 100% of the Fair Market Value of such share determined as of the Date of Grant; provided, however, that in the case of an Incentive Stock Option granted to an employee who, at the time of the grant of such Option, owns shares representing more than 10% of the voting power of all classes of shares of the Company or any Affiliate, the Exercise Price per share shall not be less than 110% of the Fair Market Value per share on the Date of Grant; and, provided further, that notwithstanding any provision herein to the contrary, the Exercise Price shall not be less than the par value per Ordinary share.

(c) Vesting and Expiration. Options shall vest and become exercisable in such manner and on such date or dates determined by the Committee and as set forth in the applicable Award agreement, and shall expire after such period, not to exceed ten (10) years from the Date of Grant, as may be determined by the Committee (the “Option Period”); provided, however, that the Option Period shall not exceed five (5) years from the Date of Grant in the case of an Incentive Stock Option granted to a Participant who on the Date of Grant owns shares representing more than 10% of the voting power of all classes of shares of the Company or any Affiliate; and, provided, further, that notwithstanding any vesting dates set by the Committee, the Committee may, in its sole discretion, accelerate the exercisability of any Option, which acceleration shall not affect the terms and conditions of such Option other than with respect to exercisability. Unless otherwise provided by the Committee in an Award agreement:

(i) an Option shall vest and become exercisable with respect to 100% of the Ordinary shares subject to such Option on the third (3rd) anniversary of the Date of Grant;

(ii) the unvested portion of an Option shall expire upon termination of employment or service of the Participant granted the Option, and the vested portion of such Option shall remain exercisable for:

(A) one year following termination of employment or service by reason of such Participant’s death or Disability (with the determination of Disability to be made by the Committee on a case by case basis), but not later than the expiration of the Option Period;

(B) for directors, officers and employees of the Company only, for the remainder of the Option Period following termination of employment or service by reason of such Participant’s Retirement (it being understood that any Incentive Stock Option held by the Participant shall be treated as a Nonqualified Stock Option if exercise is not undertaken within 90 days of the date of Retirement);

(C) 90 calendar days following termination of employment or service for any reason other than such Participant’s death, Disability or Retirement, and other than such Participant’s termination of employment or service for Cause, but not later than the expiration of the Option Period; and

(iii) both the unvested and the vested portion of an Option shall immediately expire upon the termination of the Participant’s employment or service by the Company for Cause.

(d) Method of Exercise and Form of Payment. No Ordinary shares shall be delivered pursuant to any exercise of an Option until payment in full of the Exercise Price therefor is received by the Company and the Participant has paid to the Company an amount equal to any federal, state, local and non-U.S. income and employment taxes required to be withheld. Options that have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Award agreement accompanied by payment of the Exercise Price. The Exercise Price shall be payable (i) in cash, check (subject to collection), cash equivalent and/or vested Ordinary shares valued at the Closing Price at the time the Option is exercised (including, pursuant to procedures approved by the Committee, by means of attestation of ownership of a sufficient number of Ordinary shares in lieu of actual delivery of such shares to the Company); provided, however, that such Ordinary shares are not subject to any pledge or other security interest and are Mature Shares and; (ii) by such other method as the Committee may permit in accordance with applicable law, in its sole discretion, including without limitation: (A) in other property having a fair market value (as determined by the Committee in its discretion) on the date of exercise equal to the Exercise Price or (B) if there is a public market for the Ordinary shares at such time, by means of a broker-assisted “cashless exercise” pursuant to which the Company is delivered a copy of irrevocable instructions to a stockbroker to sell the Ordinary shares otherwise deliverable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the Exercise Price or (C) by a “net exercise” method whereby the Company withholds from the delivery of the Ordinary shares for which the Option was exercised that number of Ordinary shares having a Closing Price equal to the aggregate Exercise Price for the Ordinary shares for which the Option was exercised. Any fractional Ordinary shares shall be settled in cash.

(e) Notification upon Disqualifying Disposition of an Incentive Stock Option. Each Participant awarded an Incentive Stock Option under this Plan shall notify the Company in writing immediately after the date he makes a disqualifying disposition of any Ordinary shares acquired pursuant to the exercise of such Incentive Stock Option. A disqualifying disposition is any disposition (including, without limitation, any sale) of such Ordinary shares before the later of (A) two years after the Date of Grant of the Incentive Stock Option or (B) one year after the date of exercise of the Incentive Stock Option. The Company may, if determined by the Committee and in accordance with procedures established by the Committee, retain possession of any Ordinary shares acquired pursuant to the exercise of an Incentive Stock Option as agent for the applicable Participant until the end of the period described in the preceding sentence.

(f) Compliance With Laws, etc. Notwithstanding the foregoing, in no event shall a Participant be permitted to exercise an Option in a manner that the Committee determines would violate the Sarbanes-Oxley Act of 2002, if applicable, or any other applicable law or the applicable rules and regulations of the Securities and Exchange Commission or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded.

8. Stock Appreciation Rights.

(a) Generally. Each SAR granted under this Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each SAR so granted shall be subject to the conditions set forth in this Section 8, and to such other conditions not inconsistent with this Plan as may be reflected in the applicable Award agreement. Any Option granted under this Plan may include tandem SARs. The Committee also may award SARs to Eligible Persons independent of any Option.

(b) Vesting and Expiration. A SAR granted in connection with an Option shall become exercisable and shall expire according to the same vesting schedule and expiration provisions as the corresponding Option. A SAR granted independent of an Option shall vest and become exercisable and shall expire in such manner and on such date or dates determined by the Committee and shall expire after such period, not to exceed ten years, as may be determined by the Committee (the “SAR Period”); provided, however, that notwithstanding any vesting dates set by the Committee, the Committee may, in its sole discretion, accelerate the exercisability of any SAR, which acceleration shall not affect the terms and conditions of such SAR other than with respect to exercisability. Unless otherwise provided by the Committee in an Award agreement:

(i) a SAR shall vest and become exercisable with respect to 100% of the Ordinary shares subject to such SAR on the third anniversary of the Date of Grant;

(ii) the unvested portion of a SAR shall expire upon termination of employment or service of the Participant granted the SAR, and the vested portion of such SAR shall remain exercisable for:

(A) one year following termination of employment or service by reason of such Participant’s death or Disability (with the determination of Disability to be made by the Committee on a case by case basis), but not later than the expiration of the SAR Period;

(B) for directors, officers and employees of the Company only, for the remainder of the SAR Period following termination of employment or service by reason of such Participant’s Retirement;

(C) 90 calendar days following termination of employment or service for any reason other than such Participant’s death, Disability or Retirement, and other than such Participant’s termination of employment or service for Cause, but not later than the expiration of the SAR Period; and

(iii) both the unvested and the vested portion of a SAR shall expire immediately upon the termination of the Participant’s employment or service by the Company for Cause.

(c) Method of Exercise. SARs that have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Award, specifying the number of SARs to be exercised and the date on which such SARs were awarded. Notwithstanding the foregoing, if on the last day of the Option Period (or in the case of a SAR independent of an option, the SAR Period), the Closing Price exceeds the Strike Price, the Participant has not exercised the SAR or the corresponding Option (if applicable), and neither the SAR nor the corresponding Option (if applicable) has expired, such SAR shall be deemed to have been exercised by the Participant on such last day and the Company shall make the appropriate payment therefor.

(d) Payment. Upon the exercise of a SAR, the Company shall pay to the Participant an amount equal to the number of shares subject to the SAR that are being exercised multiplied by the excess, if any, of the Closing Price of one Ordinary share on the exercise date over the Strike Price, less an amount equal to any federal, state, local and non-U.S. income and employment taxes required to be withheld. The Company shall pay such amount in cash, in Ordinary shares valued at fair market value, or any combination thereof, as determined by the Committee. Any fractional Ordinary share shall be settled in cash.

9. Restricted Stock and Restricted Stock Units.

(a) Generally. Each grant of Restricted Stock and Restricted Stock Units shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each such grant shall be subject to the conditions set forth in this Section 9, and to such other conditions not inconsistent with this Plan as may be reflected in the applicable Award agreement.

(b) Restricted Accounts; Escrow or Similar Arrangement. Upon the grant of Restricted Stock, a book entry in a restricted account shall be established in the Participant’s name at the Company’s transfer agent and, if the Committee determines that the Restricted Stock shall be held by the Company or in escrow rather than held in such restricted account pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (i) an escrow agreement satisfactory to the Committee, if applicable, and (ii) the appropriate share power (endorsed in blank) with respect to the Restricted Stock covered by such agreement. If a Participant shall fail to execute an agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and blank share power within the amount of time specified by the Committee, the Award shall be null and void ab initio. Subject to the restrictions set forth in this Section 9 and the applicable Award agreement, the Participant generally shall have the rights and privileges of a stockholder as to such Restricted Stock, including without limitation the right to vote such Restricted Stock and the right to receive dividends, if applicable. To the extent shares of Restricted Stock are forfeited, any share certificates issued to the Participant evidencing such shares shall be returned to the Company, and all rights of the Participant to such shares and as a stockholder with respect thereto shall terminate without further obligation on the part of the Company.

(c) Vesting; Acceleration of Lapse of Restrictions. Unless otherwise provided by the Committee in an Award agreement: (i) the Restricted Period shall lapse with respect to 100% of the Restricted Stock and Restricted Stock Units on the third (3rd) anniversary of the Date of Grant; and (ii) the unvested portion of Restricted Stock and Restricted Stock Units shall terminate and be forfeited upon termination of employment or service of the Participant granted the applicable Award.

(d) Delivery of Restricted Stock and Settlement of Restricted Stock Units. (i) Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock, the restrictions set forth in the applicable certificate shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award agreement. If an escrow arrangement is used, upon such expiration, the Company shall deliver to the Participant, or his beneficiary, without charge, the share certificate evidencing the shares of Restricted Stock that have not then been forfeited and with respect to which the Restricted Period has expired (rounded down to the nearest full share). Dividends, if any, that may have been withheld by the Committee and attributable to any particular share of Restricted Stock shall be distributed to the Participant in cash or, at the sole discretion of the Committee, in Ordinary shares having a Closing Price equal to the amount of such dividends, upon the release of restrictions on such share and, if such share is forfeited, the Participant shall have no right to such dividends (except as otherwise set forth by the Committee in the applicable Award agreement).

(ii) Unless otherwise provided by the Committee in an Award agreement, upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, the Company shall deliver to the Participant, or his beneficiary, without charge, one Ordinary share for each such outstanding Restricted Stock Unit; provided, however, that the Committee may, in its sole discretion and subject to the requirements of Section 409A of the Code, elect to (i) pay cash or part cash and part Ordinary share in lieu of delivering only Ordinary shares in respect of such Restricted Stock Units or (ii) defer the delivery of Ordinary shares (or cash or part Ordinary shares and part cash, as the case may be) beyond the expiration of the Restricted Period if such delivery would result in a violation of applicable law until such time as is no longer the case. If a cash payment is made in lieu of delivering Ordinary shares, the amount of such payment shall be equal to the Closing Price of the Ordinary shares as of the date on which the Restricted Period lapsed with respect to such Restricted Stock Units, less an amount equal to any federal, state, local and non-U.S. income and employment taxes required to be withheld.

10. Stock Bonus Awards. The Committee may issue unrestricted Ordinary shares, or other Awards denominated in Ordinary shares, under this Plan to Eligible Persons, either alone or in tandem with other awards, in such amounts as the Committee shall from time to time in its sole discretion determine. Each Stock Bonus Award granted under this Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each Stock Bonus Award so granted shall be subject to such conditions not inconsistent with this Plan as may be reflected in the applicable Award agreement.

11. Performance Compensation Awards.

(a) Generally. The Committee shall have the authority, at the time of grant of any Award described in Sections 7 through 10 of this Plan, to designate such Award as a Performance Compensation Award intended to qualify as “performance-based compensation” under Section 162(m) of the Code. The Committee shall have the authority to make an award of a cash bonus to any Participant and designate such Award as a Performance Compensation Award intended to qualify as “performance-based compensation” under Section 162(m) of the Code.

(b) Discretion of Committee with Respect to Performance Compensation Awards. With regard to a particular Performance Period, the Committee shall have sole discretion to select the length of such Performance Period, the type(s) of Performance Compensation Awards to be issued, the Performance Criteria that will be used to establish the Performance Goal(s), the kind(s) and/or level(s) of the Performance Goals(s) that is (are) to apply and the Performance Formula. Within the first 90 calendar days of a Performance Period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code, if applicable), the Committee shall, with regard to the Performance Compensation Awards to be issued for such Performance Period, exercise its discretion with respect to each of the matters enumerated in the immediately preceding sentence and record the same in writing.

(c) Performance Criteria. The Performance Criteria that will be used to establish the Performance Goal(s) shall be based on the attainment of specific levels of performance of the Company and/or one or more Affiliates, divisions or operational units, or any combination of the foregoing, as determined by the Committee. Any one or more of the Performance Criteria adopted by the Committee may be used on an absolute or relative basis to measure the performance of the Company and/or one or more Affiliates as a whole or any business unit(s) of the Company and/or one or more Affiliates or any combination thereof, as the Committee may deem appropriate, or any of the above Performance Criteria may be compared to the performance of a selected group of comparison companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices. The Committee also has the authority to provide for accelerated vesting of any Award based on the achievement of Performance Goals pursuant to the Performance Criteria specified in this paragraph. To the extent required under Section 162(m) of the Code, the Committee shall, within the first 90 calendar days of a Performance Period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code), define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period and thereafter promptly communicate such Performance Criteria to the Participant.

(d) Modification of Performance Goal(s). In the event that applicable tax and/or securities laws change to permit Committee discretion to alter the governing Performance Criteria without obtaining stockholder approval of such alterations, the Committee shall have sole discretion to make such alterations without obtaining stockholder approval. The Committee is authorized at any time during the first 90 calendar days of a Performance Period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code, if applicable), or at any time thereafter to the extent the exercise of such authority at such time would not cause the Performance Compensation Awards granted to any Participant for such Performance Period to fail to qualify as “performance-based compensation” under Section 162(m) of the Code, in its sole discretion, to adjust or modify the calculation of a Performance Goal for such Performance Period, based on and in order to appropriately reflect the following events: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (iv) any reorganization and restructuring programs; (v) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 (or any successor pronouncement thereto) and/or in management’s discussion and analysis of financial condition and results of operations appearing in the Company’s annual report to stockholders for the applicable year; (vi) acquisitions or divestitures; (vii) any other specific unusual or nonrecurring events, or objectively determinable category thereof; (viii) foreign exchange gains and losses; and (ix) a change in the Company’s fiscal year.

(e) Payment of Performance Compensation Awards.

(i) Condition to Receipt of Payment. Unless otherwise provided in the applicable Award agreement, a Participant must be employed by the Company on the last day of a Performance Period to be eligible for payment in respect of a Performance Compensation Award for such Performance Period.

(ii) Limitation. A Participant shall be eligible to receive payment in respect of a Performance Compensation Award only to the extent that: (A) the Performance Goals for such period are achieved; and (B) all or some of the portion of such Participant’s Performance Compensation Award has been earned for the Performance Period based on the application of the Performance Formula to such achieved Performance Goals.

(iii) Certification. Following the completion of a Performance Period, the Committee shall review and certify in writing whether, and to what extent, the Performance Goals for the Performance Period have been achieved and, if so, calculate and certify in writing that amount of the Performance Compensation Awards earned for the period based upon the Performance Formula. The Committee shall then determine the amount of each Participant’s Performance Compensation Award actually payable for the Performance Period and, in so doing, may apply Negative Discretion.

(iv) Use of Negative Discretion. In determining the actual amount of an individual Participant’s Performance Compensation Award for a Performance Period, the Committee may reduce or eliminate the amount of the Performance Compensation Award earned under the Performance Formula in the Performance Period through the use of Negative Discretion if, in its sole judgment, such reduction or elimination is appropriate. The Committee shall not have the discretion, except as is otherwise provided in this Plan, to (A) grant or provide payment in respect of Performance Compensation Awards for a Performance Period if the Performance Goals for such Performance Period have not been attained; or (B) increase a Performance Compensation Award above the applicable limitations set forth in Section 5 of this Plan.

(f) Timing of Award Payments. Performance Compensation Awards granted for a Performance Period shall be paid to Participants as soon as administratively practicable following completion of the certifications required by this Section 11, but in no event later than two-and-one-half months following the end of the fiscal year during which the Performance Period is completed in order to comply with the short-term deferral rules under Section 1.409A-1(b)(4) of the Treasury Regulations. Notwithstanding the foregoing, payment of a Performance Compensation Award may be delayed, as permitted by Section 1.409A-2(b)(7)(i) of the Treasury Regulations, to the extent that the Company reasonably anticipates that if such payment were made as scheduled, the Company’s tax deduction with respect to such payment would not be permitted due to the application of Section 162(m) of the Code.

12. Changes in Capital Structure and Similar Events. In the event of (a) any dividend or other distribution (whether in the form of cash, Ordinary shares, other securities or other property), recapitalization, stock split, reverse share split, reorganization, merger, amalgamation, consolidation, split-up, split-off, combination, repurchase or exchange of Ordinary shares or other securities of the Company, issuance of warrants or other rights to acquire Ordinary shares or other securities of the Company, or other similar corporate transaction or event (including, without limitation, a Change in Control) that affects the Ordinary shares, or (b) unusual or nonrecurring events (including, without limitation, a Change in Control) affecting the Company, any Affiliate, or the financial statements of the Company or any Affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, such that in either case an adjustment is determined by the Committee in its sole discretion to be necessary or appropriate, then the Committee shall make any such adjustments that are equitable, including without limitation any or all of the following:

(i) adjusting any or all of (A) the number of Ordinary shares or other securities of the Company (or number and kind of other securities or other property) that may be delivered in respect of Awards or with respect to which Awards may be granted under this Plan (including, without limitation, adjusting any or all of the limitations under Section 5 of this Plan) and (B) the terms of any outstanding Award, including, without limitation, (1) the number of Ordinary shares or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards or to which outstanding Awards relate, (2) the Exercise Price or Strike Price with respect to any Award or (3) any applicable performance measures (including, without limitation, Performance Criteria and Performance Goals);

(ii) providing for a substitution or assumption of Awards, accelerating the exercisability of, lapse of restrictions on, or termination of, Awards or providing for a period of time for exercise prior to the occurrence of such event; and

(  ) subject to the requirements of Section 409A of the Code, canceling any one or more outstanding Awards and causing to be paid to the holders thereof, in cash, Ordinary shares, other securities or other property, or any combination thereof, the value of such Awards, if any, as determined by the Committee (which if applicable may be based upon the price per Ordinary share received or to be received by other stockholders of the Company in such event), including without limitation, in the case of an outstanding Option or SAR, a cash payment in an amount equal to the excess, if any, of the fair market value (as of a date specified by the Committee) of the Ordinary shares subject to such Option or SAR over the aggregate Exercise Price or Strike Price of such Option or SAR, respectively (it being understood that, in such event, any Option or SAR having a per share Exercise Price or Strike Price equal to, or in excess of, the fair market value of a Ordinary share subject thereto may be canceled and terminated without any payment or consideration therefor);

provided, however, that in the case of any “equity restructuring” (within the meaning of the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004) or ASC Topic 718, or any successor thereto), the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring. Any adjustment in Incentive Stock Options under this Section 12 (other than any cancellation of Incentive Stock Options) shall be made only to the extent not constituting a “modification” within the meaning of Section 424(h)(3) of the Code, and any adjustments under this Section 12 shall be made in a manner that does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act. The Company shall give each Participant notice of an adjustment hereunder and, upon notice, such adjustment shall be conclusive and binding for all purposes.

13. Effect of Change in Control. Except to the extent otherwise provided in an Award agreement or as determined by the Committee in its sole discretion, in the event of a Change in Control, notwithstanding any provision of this Plan to the contrary, with respect to all or any portion of a particular outstanding Award or Awards:

(a) all of the then outstanding Options and SARs may immediately vest and may become immediately exercisable as of a time prior to the Change in Control;

(b) the Restricted Period may expire as of a time prior to the Change in Control (including without limitation a waiver of any applicable Performance Goals);

(c) Performance Periods in effect on the date the Change in Control occurs may end on such date, and the Committee (i) shall determine the extent to which Performance Goals with respect to each such Performance Period have been met based upon such audited or unaudited financial information or other information then available as it deems relevant and (ii) may cause the Participant to receive partial or full payment of Awards for each such Performance Period based upon the Committee’s determination of the degree of attainment of the Performance Goals, or assuming that the applicable “target” levels of performance have been attained or on such other basis determined by the Committee.

To the extent practicable, any actions taken by the Committee under the immediately preceding clauses (a) through (c) shall occur in a manner and at a time which allows affected Participants the ability to participate in the Change in Control transactions with respect to the Ordinary shares subject to their Awards. In the event no action is taken by the Committee to allow for the changes set forth in immediately preceding clauses (a) through (c), then no changes to the Award shall be effected.

14. Amendments and Termination.

(a) Amendment and Termination of this Plan. The Board may amend, alter, suspend, discontinue, or terminate this Plan or any portion thereof at any time; provided, that (i) no amendment to the definition of Eligible Employee in Section 2, Section 5(i), Section 11(c) or Section 14(b) (to the extent required by the proviso in such Section 14(b)) shall be made without stockholder approval and (ii) no such amendment, alteration, suspension, discontinuation or termination shall be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to this Plan (including, without limitation, as necessary to comply with any rules or requirements of any securities exchange or inter-dealer quotation system on which the Ordinary shares may be listed or quoted or to prevent the Company from being denied a tax deduction under Section 162(m) of the Code); and, provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the prior written consent of the affected Participant, holder or beneficiary.

(b) Amendment of Award Agreements. The Committee may, to the extent consistent with the terms of any applicable Award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted or the associated Award agreement, prospectively or retroactively; provided, however that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant; and, provided, further, that without stockholder approval, except as otherwise permitted under Section 12 of this Plan, (i) no amendment or modification may reduce the Exercise Price of any Option or the Strike Price of any SAR, (ii) the Committee may not cancel any outstanding Option or SAR and replace it with a new Option or SAR, another Award or cash or take any action that would have the effect of treating such Award as a new Award for tax or accounting purposes and (iii) the Committee may not take any other action that is considered a “repricing” for purposes of the stockholder approval rules of the applicable securities exchange or inter-dealer quotation system on which the Ordinary shares are listed or quoted.

15. General.

(a) Award Agreements. Each Award under this Plan shall be evidenced by an Award agreement, which shall be delivered to the Participant (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)) and shall specify the terms and conditions of the Award and any rules applicable thereto, including without limitation, the effect on such Award of the death, Disability or termination of employment or service of a Participant, or of such other events as may be determined by the Committee. The Company’s failure to specify any term of any Award in any particular Award agreement shall not invalidate such term, provided such terms was duly adopted by the Board or the Committee.

(b) Nontransferability; Trading Restrictions.

(i) Each Award shall be exercisable only by a Participant during the Participant’s lifetime, or, if permissible under applicable law, by the Participant’s legal guardian or representative. No Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or an Affiliate; provided that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

(ii) Notwithstanding the foregoing, the Committee may, in its sole discretion, permit Awards (other than Incentive Stock Options) to be transferred by a Participant, with or without consideration, subject to such rules as the Committee may adopt consistent with any applicable Award agreement to preserve the purposes of this Plan, to: (A) any person who is a “family member” of the Participant, as such term is used in the instructions to Form S-8 under the Securities Act (collectively, the “Immediate Family Members”); (B) a trust solely for the benefit of the Participant and his or her Immediate Family Members; or (C) a partnership or limited liability company whose only partners or stockholders are the Participant and his or her Immediate Family Members; or (D) any other transferee as may be approved either (I) by the Board or the Committee in its sole discretion, or (II) as provided in the applicable Award agreement (each transferee described in clauses (A), (B) (C) and (D) above is hereinafter referred to as a “Permitted Transferee”); provided, that the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such a transfer would comply with the requirements of this Plan.

(i) The terms of any Award transferred in accordance with the immediately preceding sentence shall apply to the Permitted Transferee and any reference in this Plan, or in any applicable Award agreement, to a Participant shall be deemed to refer to the Permitted Transferee, except that (A) Permitted Transferees shall not be entitled to transfer any Award, other than by will or the laws of descent and distribution; (B) Permitted Transferees shall not be entitled to exercise any transferred Option unless there shall be in effect a registration statement on an appropriate form covering the Ordinary shares to be acquired pursuant to the exercise of such Option if the Committee determines, consistent with any applicable Award agreement, that such a registration statement is necessary or appropriate; (C) the Committee or the Company shall not be required to provide any notice to a Permitted Transferee, whether or not such notice is or would otherwise have been required to be given to the Participant under this Plan or otherwise; and (D) the consequences of the termination of the Participant’s employment by, or services to, the Company or an Affiliate under the terms of this Plan and the applicable Award agreement shall continue to be applied with respect to the Participant, including, without limitation, that an Option shall be exercisable by the Permitted Transferee only to the extent, and for the periods, specified in this Plan and the applicable Award agreement.

(iii) The Committee shall have the right, either on an Award-by-Award basis or as a matter of policy for all Awards or one or more classes of Awards, to condition the delivery of vested Ordinary shares received in connection with such Award on the Participant’s agreement to such restrictions as the Committee may determine.

(c) Tax Withholding.

(i) A Participant shall be required to pay to the Company or any Affiliate, or the Company or any Affiliate shall have the right and is hereby authorized to withhold, from any cash, Ordinary shares, other securities or other property deliverable under any Award or from any compensation or other amounts owing to a Participant, the amount (in cash, Ordinary shares, other securities or other property) of any required withholding taxes in respect of an Award, its exercise, or any payment or transfer under an Award or under this Plan and to take such other action as may be necessary in the opinion of the Committee or the Company to satisfy all obligations for the payment of such withholding and taxes.

(ii) Without limiting the generality of clause (i) above, the Committee may, in its sole discretion, permit a Participant to satisfy, in whole or in part, the foregoing withholding liability by (A) the delivery of Ordinary shares (which are not subject to any pledge or other security interest and are Mature Shares) owned by the Participant having a fair market value equal to such withholding liability or (B) having the Company withhold from the number of Ordinary shares otherwise issuable or deliverable pursuant to the exercise or settlement of the Award a number of shares with a fair market value equal to such withholding liability (but no more than the minimum required statutory withholding liability).

(d) No Claim to Awards; No Rights to Continued Employment; Waiver. No employee of the Company or an Affiliate, or other person, shall have any claim or right to be granted an Award under this Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award. There is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee’s determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated. Neither this Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Company or an Affiliate, nor shall it be construed as giving any Participant any rights to continued service on the Board. The Company or any of its Affiliates may at any time dismiss a Participant from employment or discontinue any consulting relationship, free from any liability or any claim under this Plan, unless otherwise expressly provided in this Plan or any Award agreement. By accepting an Award under this Plan, a Participant shall thereby be deemed to have waived any claim to continued exercise or vesting of an Award or to damages or severance entitlement related to non-continuation of the Award beyond the period provided under this Plan or any Award agreement, notwithstanding any provision to the contrary in any written employment contract or other agreement between the Company and its Affiliates and the Participant, whether any such agreement is executed before, on or after the Date of Grant.

(e) International Participants. With respect to Participants who reside or work outside of the United States of America and who are not (and who are not expected to be) “covered employees” within the meaning of Section 162(m) of the Code, the Committee may in its sole discretion amend the terms of this Plan or outstanding Awards (or establish a sub-plan) with respect to such Participants in order to conform such terms with the requirements of local law or to obtain more favorable tax or other treatment for a Participant, the Company or its Affiliates.

(f) Designation and Change of Beneficiary. Each Participant may file with the Committee a written designation of one or more persons as the beneficiary(ies) who shall be entitled to receive the amounts payable with respect to an Award, if any, due under this Plan upon his or her death. A Participant may, from time to time, revoke or change his or her beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Committee. The last such designation filed with the Committee shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Committee prior to the Participant’s death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by a Participant, the beneficiary shall be deemed to be his or her spouse or, if the Participant is unmarried at the time of death, his or her estate. Upon the occurrence of a Participant’s divorce (as evidenced by a final order or decree of divorce), any spousal designation previously given by such Participant shall automatically terminate.

(g) Termination of Employment/Service. Unless determined otherwise by the Committee at any point following such event: (i) neither a temporary absence from employment or service due to illness, vacation or leave of absence nor a transfer from employment or service with the Company to employment or service with an Affiliate (or vice-versa) shall be considered a termination of employment or service with the Company or an Affiliate; and (ii) if a Participant’s employment with the Company and its Affiliates terminates, but such Participant continues to provide services to the Company and its Affiliates in a non-employee capacity (or vice-versa), such change in status shall not be considered a termination of employment with the Company or an Affiliate.

(h) No Rights as a Stockholder. Except as otherwise specifically provided in this Plan or any Award agreement, no person shall be entitled to the privileges of ownership in respect of Ordinary shares that are subject to Awards hereunder until such shares have been issued or delivered to that person.

(i) Government and Other Regulations.

(i) The obligation of the Company to settle Awards in Ordinary shares or other consideration shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any Ordinary shares pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of counsel, satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act any of the Ordinary shares to be offered or sold under this Plan. The Committee shall have the authority to provide that all certificates for Ordinary shares or other securities of the Company or any Affiliate delivered under this Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under this Plan, the applicable Award agreement, the federal securities laws, or the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or inter-dealer quotation system upon which such shares or other securities are then listed or quoted and any other applicable federal, state, local or non-U.S. laws, and, without limiting the generality of Section 9 of this Plan, the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions. Notwithstanding any provision in this Plan to the contrary, the Committee reserves the right to add any additional terms or provisions to any Award granted under this Plan that it in its sole discretion deems necessary or advisable in order that such Award complies with the legal requirements of any governmental entity to whose jurisdiction the Award is subject.

(ii) The Committee may cancel an Award or any portion thereof if it determines, in its sole discretion, that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company’s acquisition of Ordinary shares from the public markets, the Company’s issuance of Ordinary shares to the Participant, the Participant’s acquisition of Ordinary shares from the Company and/or the Participant’s sale of Ordinary shares to the public markets, illegal, impracticable or inadvisable. If the Committee determines to cancel all or any portion of an Award in accordance with the foregoing, unless doing so would violate Section 409A of the Code, the Company shall pay to the Participant an amount equal to the excess of (A) the aggregate fair market value of the Ordinary shares subject to such Award or portion thereof canceled (determined as of the applicable exercise date, or the date that the shares would have been vested or delivered, as applicable), over (B) the aggregate Exercise Price or Strike Price (in the case of an Option or SAR, respectively) or any amount payable as a condition of delivery of Ordinary shares (in the case of any other Award). Such amount shall be delivered to the Participant as soon as practicable following the cancellation of such Award or portion thereof. The Committee shall have the discretion to consider and take action to mitigate the tax consequence to the Participant in cancelling an Award in accordance with this clause.

(j) Payments to Persons Other Than Participants. If the Committee shall find that any person to whom any amount is payable under this Plan is unable to care for his affairs because of illness or accident, or is a minor, or has died, then any payment due to such person or his estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to his spouse, child, relative, an institution maintaining or having custody of such person, or any other person deemed by the Committee to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(k) Nonexclusivity of this Plan. Neither the adoption of this Plan by the Board nor the submission of this Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options or other equity-based awards otherwise than under this Plan, and such arrangements may be either applicable generally or only in specific cases.

(l) No Trust or Fund Created. Neither this Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate, on the one hand, and a Participant or other person or entity, on the other hand. No provision of this Plan or any Award shall require the Company, for the purpose of satisfying any obligations under this Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under this Plan other than as general unsecured creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees under general law.

(m) Reliance on Reports. Each member of the Committee and each member of the Board shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent public accountant of the Company and its Affiliates and/or any other information furnished in connection with this Plan by any agent of the Company or the Committee or the Board, other than himself.

(n) Relationship to Other Benefits. No payment under this Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company except as otherwise specifically provided in such other plan.

(o) Governing Law. The Plan shall be governed by and construed in accordance with the internal laws of the Cayman Islands, without giving effect to the conflict of laws provisions.

(p) Severability. If any provision of this Plan or any Award or Award agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person or entity or Award, or would disqualify this Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws in the manner that most closely reflects the original intent of the Award or the Plan, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of this Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, person or entity or Award and the remainder of this Plan and any such Award shall remain in full force and effect.

(q) Obligations Binding on Successors. The obligations of the Company under this Plan shall be binding upon any successor corporation or organization resulting from the merger, amalgamation, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company.

(r) Code Section 162(m) Approval. If so determined by the Committee, the provisions of this Plan regarding Performance Compensation Awards shall be disclosed and reapproved by stockholders no later than the first stockholder meeting that occurs in the fifth year following the year in which stockholders previously approved such provisions, in each case in order for certain Awards granted after such time to be exempt from the deduction limitations of Section 162(m) of the Code. Nothing in this clause, however, shall affect the validity of Awards granted after such time if such stockholder approval has not been obtained.

(s) Expenses; Gender; Titles and Headings. The expenses of administering this Plan shall be borne by the Company and its Affiliates. Masculine pronouns and other words of masculine gender shall refer to both men and women. The titles and headings of the sections in this Plan are for convenience of reference only, and in the event of any conflict, the text of this Plan, rather than such titles or headings shall control.

(t) Other Agreements. Notwithstanding the above, the Committee may require, as a condition to the grant of and/or the receipt of Ordinary shares under an Award, that the Participant execute lock-up, stockholder or other agreements, as it may determine in its sole and absolute discretion.

(u) Section 409A. The Plan and all Awards granted hereunder are intended to comply with, or otherwise be exempt from, the requirements of Section 409A of the Code. The Plan and all Awards granted under this Plan shall be administered, interpreted, and construed in a manner consistent with Section 409A of the Code to the extent necessary to avoid the imposition of additional taxes under Section 409A(a)(1)(B) of the Code. Notwithstanding anything in this Plan to the contrary, in no event shall the Committee exercise its discretion to accelerate the payment or settlement of an Award where such payment or settlement constitutes deferred compensation within the meaning of Section 409A of the Code unless, and solely to the extent that, such accelerated payment or settlement is permissible under Section 1.409A-3(j)(4) of the Treasury Regulations. If a Participant is a “specified employee” (within the meaning of Section 1.409A-1(i) of the Treasury Regulations) at any time during the twelve (12)-month period ending on the date of his termination of employment, and any Award hereunder subject to the requirements of Section 409A of the Code is to be satisfied on account of the Participant’s termination of employment, satisfaction of such Award shall be suspended until the date that is six (6) months after the date of such termination of employment.

(v) Payments. Participants shall be required to pay, to the extent required by applicable law, any amounts required to receive Ordinary shares under any Award made under this Plan.